EXECUTION COPY

Asset Sale and Purchase Agreement
between

HGIT ABC Westland 200 Poeldijk Coöperatief U.A.
as the Purchaser

and

ABC Westland Beheer B.V. (in its capacity as general partner (beherend vennoot) of ABC Westland Beheer C.V.)
and
ABC Westland Beheer B.V.
and
Van Rijn Beheer Poeldijk B.V.
and
KMB Vastgoed B.V.
and
Windtmeulen Beheer B.V.
as the Sellers

relating to

the agri logistics park located at ABC Westland 200 in Poeldijk, the Netherlands

i

CONTENTS

1.	Definitions 2

2.	Sale and purchase of the Property 11

3.	Purchase Price 11

4.	RETT / VAT 11

5.	Charges, tenant payments and costs to be settled 13

6.	Condition Subsequent 16

7.	Notarial Transfer 16

8.	Payment of the Purchase Price 19

9.	Discrepancies in dimensions/description 20

10.	Sellers’ representations and warranties 20

11.	Indemnities 20

12.	W&I insurance 22

13.	Liability of Sellers 22

14.	Board Association 25

15.	Non-compete and non-solicit 26

16.	ABC Option Agreement 26

17.	Perpetual License 27

18.	Deed of Contract Takeover Witkamp 27

19.	Sellers’ Cooperation 27

20.	Confidentiality and public announcement 28

21.	Binding effect 29

22.	Assignment 29

23.	Partial invalidity 29

24.	Exclusion 29

25.	Entire agreement 29

26.	Counterparts 29

ii

27.	Expenses 29

28.	Interest 30

29.	Dissolution and annulment 30

30.	The Notary 30

31.	No implied waiver 30

32.	Notices 31

33.	Amendment and embodiment 32

34.	Governing law and jurisdiction 32

Schedule 1 - Property	35

Schedule 2 - Deed of Transfer	38

Schedule 3 - Lease Agreement Valstar	39

Schedule 4 - Data Room USB	40

Schedule 5 - Sellers’ Warranties	41

Schedule 6 - Lease Overview	51

Schedule 7 - ABC Option Agreement	52

Schedule 8 - Intellectual Property Rights	53

Schedule 9 - Notary Letter	54

Schedule 10 - HOTS A.3.2	55

Schedule 11 - APA Business	56

Schedule 12 - Due Diligence Findings	57

Schedule 13 - Agreed Costs	59

Schedule 14 - Disclosure Letter	60

Schedule 15 - SDE Grant forms	61

Schedule 16 - Outstanding Lease Items	62

Schedule 17 - Deed of Contract Takeover Witkamp	63

iii

THIS SALE AND PURCHASE AGREEMENT is dated 3 May 2019 and made
BETWEEN:

(1) HGIT ABC WESTLAND 200 POELDIJK COÖPERATIEF U.A., a cooperative with exclusion of liability (coöperatie met uitgesloten aansprakelijkheid), incorporated under the laws of the Netherlands, with its registered office (zetel) in Amsterdam, its business address at Weesperstraat 61, 1018 VN Amsterdam, the Netherlands, and registered with the Dutch Chamber of Commerce (Kamer van Koophandel) under number 74261762 (the “Purchaser”);
(2) ABC WESTLAND BEHEER B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid), incorporated under the laws of the Netherlands, with its registered office (zetel) in Poeldijk, the Netherlands, its business address at Westland 200, 2685 DC Poeldijk, the Netherlands, and registered with the Dutch Chamber of Commerce (Kamer van Koophandel) under number 27179675, in capacity as general partner (beherend vennoot) of ABC WESTLAND BEHEER C.V., a limited partnership (commanditaire vennootschap), incorporated under the laws of the Netherlands, with its registered office (zetel) in Poeldijk, the Netherlands, its business address at Westland 200, 2685 DC Poeldijk, the Netherlands, and registered with the Dutch Chamber of Commerce (Kamer van Koophandel) under number 27179680;
(3) ABC WESTLAND BEHEER B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid), incorporated under the laws of the Netherlands, with its registered office (zetel) in Poeldijk, the Netherlands, its business address at ABC Westland 200, 2685 DC Poeldijk, the Netherlands, and registered with the Dutch Chamber of Commerce (Kamer van Koophandel) under number 27179675;
(4) VAN RIJN BEHEER POELDIJK B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid), incorporated under the laws of the Netherlands, with its registered office (zetel) in ‘s-Gravenzande, the Netherlands, its business address at ABC Westland 137, 2685 DB Poeldijk, the Netherlands, and registered with the Dutch Chamber of Commerce (Kamer van Koophandel) under number 12027029;
(5) KMB VASTGOED B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid), incorporated under the laws of the Netherlands, with its registered office (zetel) in Venlo, the Netherlands, its business address at Venrayseweg 122 a, 5928 RH Venlo, the Netherlands, and registered with the Dutch Chamber of Commerce (Kamer van Koophandel) under number 27179205; and
(6) WINDTMEULEN BEHEER B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid), incorporated under the laws of the Netherlands, with its registered office (zetel) in Poeldijk, the Netherlands, its business address at ABC Westland 137, 2685 DB Poeldijk, the Netherlands, and registered with the Dutch Chamber of Commerce (Kamer van Koophandel) under number 27272105.

Each of the parties listed under (2) through (6) is hereinafter also referred to as “Seller” and jointly they are referred to as the “Sellers”. Each of the parties listed under (1) through (6) is hereinafter also referred to as “Party” and jointly they are referred to as the “Parties”.
BACKGROUND:

(A)    the Parties entered into an exclusivity letter on 14 November 2018, following the non-binding offer on behalf of the Purchaser dated 24 September 2018, in relation to the acquisition of the agri logistics park ABC Westland (“ABC Westland“), located at ABC Westland 200 in Poeldijk, the Netherlands with current operations and including the ‘current facilities’ as well as the required infrastructure (at, above and below ground) that supports the park, but excluding the so-called ‘ready to build area’ and the ‘undeveloped areas’, details as further set out in Schedule 1 (Property) (the “Property”);
(B)    the Sellers are the sole legal and beneficial owners and solely entitled to the Property and wish to sell and transfer the Property to the Purchaser, who, in its turn, wishes to purchase and accept the transfer of the Property on the Notarial Transfer Date (the “Transaction”), on the terms and subject to the conditions set out in this Agreement;

;
(D) the Sellers provide certain management services, such as property development and property management, in relation to the Property and for which it holds certain assets and ABC Westland Beheer C.V. employs five employees and ABC Westland Beheer B.V. hires two consultants (the “Management Organization”), which Management Organization the Sellers wish to sell and transfer and Hines ABC Westland B.V. wishes to purchase and acquire on the basis of the terms and conditions laid down in the asset sale and purchase agreement (the “APA Business”), which is attached hereto as Schedule 11 (APA Business); and
(E) ABC Westland Beheer C.V. holds membership rights (the “Membership Rights”) in VERENIGING VAN EIGENAREN ABC WESTLAND, an association (vereniging), incorporated under the laws of the Netherlands, with its registered office (zetel) in Poeldijk, the Netherlands, its business address at ABC Westland 200, 2685 DC Poeldijk, the Netherlands, and registered with the Dutch Chamber of Commerce (Kamer van Koophandel) under number 27247800 (the “Association”). The Association is responsible for the management, maintenance, renovation and exploitation of the facilities intended for common use concerning ABC Westland. The Sellers wish to sell and transfer the Membership Rights in the Association to the Purchaser, who, in its turn, wishes to purchase and accept transfer of the Membership Rights on the Notarial Transfer Date, on the terms and subject to the conditions set out in the Deed of Transfer.

AGREE AS FOLLOWS:

1.    Definitions
1.1    Unless explicitly stated otherwise, the following definitions in this Agreement shall have the following meaning:

“ABC Option Agreement”	:	has the meaning ascribed thereto in Clause 16 (ABC Option Agreement);
“ABC Westland”	:	has the meaning ascribed thereto in Recital (A);
“Affiliate”	:	means, with respect to a specified person, all persons controlling, controlled by, or under common control with the specified person;
“Agreed Costs”		means the costs as agreed between Parties and included in Schedule 13 (Agreed Costs);
“Agreement”	:	;
“APA Business”	:	has the meaning ascribed thereto in Recital (D);
“APA Indemnities”	:	the indemnities included in clause 8 of the APA Business;
“Association”	:	has the meaning ascribed thereto in Recital (E);
“Blocked Person”	:	has the meaning ascribed thereto in paragraph 15(C) of Schedule 5 (Sellers’ Warranties);
“Breach”	:	means a breach of any of the Warranties, the occurrence of an event that gives rise to a payment under the Indemnities and/or any other breach of this Agreement;
“Business Day”	:	means a day (other than a Saturday or Sunday or a public holiday) on which banks are open for general business in the Netherlands;
"Clause"	:	means a clause in this Agreement;
“Closing Payment”	:	has the meaning given to such term in Clause 8.1;
“Commercial Warranties”	:	means the warranties included in paragraphs 5 up to and including 16 of Schedule 5 (Sellers’ Warranties);
“Damage”	:	;
“Data Protection Laws”	:
means all applicable laws relating to data protection and privacy including: (i) the GDPR and all related national laws, regulations and secondary legislation amending or supplementing the GDPR, and (ii) the European ePrivacy Directive (2002/58/EC) and all applicable national laws, regulations and secondary legislation implementing the ePrivacy Directive, in each case as amended, replaced or updated from time to time and together with any subordinate or related legislation made under any of the foregoing;

“Data Room”	:	means the documents contained in the virtual data room of which an USB stick is attached hereto as Schedule 4 (Data Room USB);
“DCC”	:	means the Dutch Civil Code (Nederlands Burgerlijk Wetboek);
“Deed of Contract Takeover Witkamp”	:	has the meaning given to such term in Clause 18;
“Deed of Transfer”	:
means the notarial deed of transfer for the transfer of the Property (including the Solar PV System), and the sale and transfer of the Membership Rights, which is attached hereto as Schedule 2 (Deed of Transfer);

“Development Activities”	:	;
“Disclosed Information”	:
means all documents and written information in (i) this Agreement and the APA Business (both including all Schedules and Annexes thereto), (ii) the Data Room, (iii) the Q&A, (iv) the minutes of the expert sessions, (v) the PowerPoint presentation of the management presentation, (vi) the Information Memorandum, (vii) the Disclosure Letter and (viii) the following public registers: the land registry (kadaster), the trade register of the Chamber of Commerce (handelsregister) and the information publicly available on www.ruimtelijkeplannen.nl;

“Disclosure Letter”	:	the letter from the Sellers which is of the same date as this Agreement, which is attached hereto as Schedule 14 (Disclosure Letter);
“Employees”	:	means the employees (i) Mr. Silvester, (ii) Mr. Duijnisveld, (iii) Ms. Kester, (iv) Ms. Van Ruijven and (v) Mr. Van Os;
“Encumbrance”	:	means a pledge, mortgage, attachment, right of retention, or other security interest (zakelijk zekerheidsrecht) of any kind, or the commitment to create any of the foregoing;
“Energy Costs”	:	means any contributions due by the Lessees under the Leases in relation to energy and any other utilities supplied by the landlord;
“Environmental Law”	:
means any international, European, national, regional or local law (including technical standards imposed by law, i.a. European BREFs, REACH and PGS-standards (Publicatiereeks Gevaarlijke Stoffen)) relating to the protection of human health and safety (internal and external safety, including fire), the environment or natural resources including, amongst others emissions, noise, air quality, odour, water, nature, flora and fauna, (hazardous) waste, waste transport, nuclear, mining, monuments, building, zoning, or discharges of Hazardous Substances;

“EPC Contract”	:
means the agreement between NRGSolar and ABC Westland Beheer CV dated 22 October 2015 and the agreement between NRGSolar and ABC Westland Beheer CV dated 14 June 2018 in connection with the development, design, engineering, procuring, constructing, installing, commissioning and testing of fully functioning photovoltaic systems at the Property with a total capacity of 4,5 MWe;

“Existing ROFR-plots”	:	means the plots of land as indicated in schedule 2 to the ABC Option Agreement;
“Existing ROFR Rights”	:	means the existing rights of first refusal with respect to the Existing ROFR-plots;
“Fairly Disclosed”	:	;
“Financing Bank”	:	means Pfandbriefbank AG;
“Fundamental Warranties”	:	means the warranties included in paragraphs 1 up to and including 4 of Schedule 5 (Sellers’ Warranties);
“GDPR”	:	the General Data Protection Regulation (EU) 2016/679;
“Hazardous Substance”	:
means any wastes, pollutants, contaminants and any other natural or artificial substance (whether in the form of a solid, liquid, gas or vapour and in any case including asbestos) which is capable of causing harm or damage to the environment or the health of any person;

“HOTs A.3.2“	:
means the binding heads of terms, which is attached hereto as Schedule 10 (HOTs A.3.2), in relation to (re)development of a plot of land A.3.2., cadastrally known as: Municipality of Monster, Section K, Number 7940 (partially);

“Indemnities”	:	means the indemnities specified in Clause 11 (Indemnities), and “Indemnity” means any of them;
“Independent Contractors”		means the independent contractors (i) Mr. Rijsdijk and (ii) Mr. Bouwman;
“Information Memorandum”	:	means the information memorandum of HSH Nordbank from July 2018 regarding Project Coast;

“Intellectual Property Rights”	:
means the intellectual property rights of the Sellers in relation to the Property, such as but not limited to (a) patents, trademarks, service marks, registered designs, trade, business and company names, internet domain names and e-mail addresses, unregistered trademarks and service marks, copyrights, database rights, know how, rights in designs and inventions and applications and rights to apply for any of those rights; (b) the rights to sue for past infringements of any of the foregoing rights, all as specified in Schedule 8 (Intellectual Property Rights) with the exception of the trade name ‘ABC Westland’;

“IP Transfer Deed”	:	means the deed of transfer of the Intellectual Property Rights, attached hereto as Schedule 8 (Intellectual Property Rights);
“Land Registry”	:	means the public registers held by the Dutch Land Registry Office (de Dienst voor het Kadaster en de Openbare Registers);
“Lease Overview”	:	means the lease overview with respect to the Property as set out in Schedule 6 (Lease Overview);
“Leases”	:	;
“Lessees”	:	means the lessees of the Property as appears from the Leases and the Lease Overview;
“Management Organization”	:	has the meaning ascribed thereto in Recital (D);
“Membership Rights”	:	has the meaning ascribed thereto in Recital (E);
“Municipalities Preferential Rights Act”	:	means the Municipalities Preferential Rights Act (Wet voorkeursrecht gemeenten);
“Municipality”	:	means the municipality of Westland (gemeente Westland);
“Notarial Transfer Date”	:	has the meaning given to such term in Clause 7.1;
“Notarial Transfer”	:	;
“Notary”	:
means the civil law notary (notaris) O.W.J. Hoefnagels (or such civil law notary’s substitute or assigned civil law notary), associated with Simmons & Simmons LLP, Claude Debussylaan 247 in Amsterdam (the Netherlands);

“Notary Letter”	:
means the letter to be executed between inter alia the Notary, the Sellers, the Purchaser and the Financing Bank in accordance with Clause 7 (Notarial Transfer), attached as Schedule 9 (Notary Letter);

“Notice Period”	:	has the meaning ascribed thereto in Clause 13.8;
“OFAC List”	:	has the meaning ascribed thereto in paragraph 15(A) of Schedule 5 (Sellers’ Warranties);
“Parties”	:	means the parties to this Agreement and “Party” means any of them;
“Personal Data”	:	has the meaning given to it in the GDPR:
“Processor”	:	has the meaning given to it in paragraph 13 of Schedule 5 (Sellers’ Warranties);
“Property”	:	has the meaning ascribed thereto in Recital (A);
“Purchase Price”	:	means the purchase price of the Property as set out in Clause 3 (Purchase Price);

“Purchaser Affiliate”	:
means:
(A)    a person who is a member of the Hines Family;
(B)    the trustee(s) of a trust of which all of the designated beneficiary(ies) are one or more members of the Hines Family;
(C)    an entity the control of which is effectively vested, directly or indirectly, in one or more persons described in (A) or (B) above;
(D)    an entity with a manager that is a member of the Hines Group; or
(E)    an entity the control of which is effectively vested, directly or indirectly, in one or more past, present or future employees of any member of the Hines Group, provided that a manager of such entity is a member of the Hines Group.
For the purposes of this definition: (i) control means the possession by any person, directly or indirectly, of the power to direct or cause the direction of the management or policies of another person, whether through the ownership of voting securities, by contract or otherwise; provided, however that a manager shall be deemed to have control over the entity of which it is a manager, (ii) entity means any joint venture, partnership, corporation, limited liability company or other legal entity of any kind or jurisdiction, (iii) Hines Family means Gerald D. Hines and/or Jeffrey C. Hines, their parents, brothers, sisters, respective spouses and children (including adopted children) or the descendants or estate of any of the foregoing persons, and (iv) manager means a general partner, managing member, director, officer, trustee, shareholder or other similar representative (whether a person or entity) with legal responsibility for the management of an entity;

“Purchaser”	:	has the meaning given to such term in the introduction of this Agreement;
“Rent”	:	;
“RETT”	:	means real estate transfer tax (overdrachtsbelasting) pursuant to the RETTA;
“RETTA”	:	means the Dutch Legal Transaction (Taxation) Act (Wet op belastingen van rechtsverkeer);
“RVO”	:	has the meaning ascribed thereto in Clause 5.14;
“Schedules”	:	means a schedule to this Agreement;
“SDE Grant”	:
means the grant as provided by the Netherlands Enterprise Agency (Rijksdienst voor Ondernemend Nederland (RVO)) in connection with the Solar PV System with reference numbers SDE 1427429; SDE 1401028; SDE 1716763; SDE 1799501 as included in the Data Room;

“SDE Subsidy”	:	means the subsidy made available annually by the Netherlands Enterprise Agency (Rijksdienst voor Ondernemend Nederland (RVO)) as stimulus for generating renewable energies in the Netherlands;
“SEC”	:	U.S. Securities and Exchange Commission;
“Sellers’ Group”	:	means the Sellers and their Affiliates from time to time, or any one of them;
“Sellers’ Knowledge”	:	;
“Sellers”	:	has the meaning given to such term in the introduction of this Agreement and “Seller” means any of them;
“Sellers’ Group I”	:	KMB Vastgoed B.V., the Warrantor and ABC Westland Beheer B.V.;
“Service Charges”	:	means any service charges under the Leases;
“Soil”	:	means the soil and groundwater belonging to the Property;

“Solar PV System”	:
means, but is not limited to, the substructure, the modules, mechanical and electrical connections including string combiner boxes, inverters, transformers, energy meters, a substation and wiring up to the grid connection point of the grid operator, auxiliary transformers, all associated equipment including mountings and means of regulating and/or modifying the electrical output and a remote monitoring system (including telecommunication), surveillance system (CCTV) and access roads, fences comprising the complete photovoltaic system;

“Supervisory Authority”	:
any local, national, supranational, state, governmental or quasi-governmental agency, body, department, board, official or entity exercising regulatory or supervisory authority pursuant to any Data Protection Laws;

“Surviving Provisions”	:
means Clause 1 (Definitions), Clauses 2.5, 5.16 and 5.17, Clause 6.2, Clause 18 (Sellers’ Cooperation) Clause 20 (Confidentiality and public announcement), Clause 21 (Binding effect), Clause 22 (Assignment), Clause 23 (Partial invalidity), Clause 25 (Entire agreement), Clause 30 (The Notary), Clause 32 (Notices), Clause 34 (Governing law and jurisdiction) which shall survive any termination of this Agreement;

“TRS Election”	:	has the meaning ascribed thereto in Clause 19.2;
“Tax Authority”	:	means any taxing or other authority competent to impose any liability in respect of tax or responsible for the administration and/or collection of tax or enforcement of any law in relation to tax;
“Tax Effect”	:	means any Tax refund actually received by the Purchaser and any actual Tax reduction of owing by the Purchaser and any Tax liability to be levied or due by the Purchaser;
“Third Party Account”	:
means the special account referred to in section 25 of the Dutch Notaries Act in the name of the Notary or the partnership or company in which the Notary practises with other civil-law notaries, IBAN NL19ABNA0585909318 in the name of Simmons & Simmons LLP kwaliteitsrekening notariaat in Amsterdam (the Netherlands);

“TOGC”	:	has the meaning ascribed thereto in Clause 4.4;
“Uninsured APA Claims”	:
means any claim resulting from a breach under the warranties of the APA Business not covered under the W&I Insurance Policy as a result of such claim falling within the scope of any of the coverage exclusions of the W&I Insurance Policy as set out in clause 4.1.1 (Condition Defect), clause 4.1.2 (Environmental Remediation), clause 4.2 (Indemnities and Accounts) of the insurance schedule provided by the W&I Insurance Provider, and/or clause 5.1.4 (Asbestos) of the terms of conditions provided by the W&I Insurance Provider;

“Uninsured Claims”	:
means any claim resulting from a Breach not covered under the W&I Insurance Policy as a result of such claim falling within the scope of any of the coverage exclusions of the W&I Insurance Policy as set out in clause 4.1.1 (Condition Defect), clause 4.1.2 (Environmental Remediation), clause 4.2 (Indemnities) of the insurance schedule provided by the W&I Insurance Provider, and/or clause 5.1.4 (Asbestos) of the terms of conditions provided by the W&I Insurance Provider;

“U.S. Executive Orders”	:	has the meaning ascribed thereto in paragraph 15(B), Schedule 5 (Sellers’ Warranties);
“VAT”	:	means turnover tax pursuant to the VATA;
“VATA”	:	means the Dutch Turnover Tax Act 1968 (Wet op de omzetbelasting 1968);
“W&I Insurance Provider”	:	has the meaning given to such term in Clause 12.1;
“W&I Insurance Policy”	:	has the meaning given to such term in Clause 12.1; and

“Warranties”	:	means the representations and warranties set forth in Schedule 5 (Sellers’ Warranties); and
“Warrantor”	:	means ABC Westland Beheer C.V.
1.2    In this Agreement, a reference to:

(A)	a "subsidiary" is to be construed in accordance with section 2:24(a) of the Dutch Civil Code (Burgerlijk Wetboek);

(B)	a "group company" is to be construed in accordance with section 2:24(b) of the Dutch Civil Code;

(C)	singular words shall include the plural and vice versa and words in a particular gender shall include all genders, unless the context requires otherwise;

(D)	the words "hereof", "herein", "hereto" and "hereunder" and words of similar import shall refer to this Agreement as a whole and not to any particular provision thereof;

(E)	a person includes a reference to a legal entity (rechtspersoon), body corporate, association or partnership;

(F)	a person or a Party includes a reference to that person’s or Party's successor(s) by universal succession of title;

(G)	references to times, unless otherwise expressly stated, are references to Amsterdam times;

(H)
Clauses and Schedules are references to Clauses and Schedules to this Agreement and references to annexes are references to annexes of this Agreement and references to paragraphs are, unless otherwise stated, references to paragraphs of the schedule in which the reference appears;

(I)	"including" are to be treated as being without limitation to any specific matters stated as included; and

(J)
"€", "euro", "Eur", "EUR" or "cents" are to the currency introduced at the start of the third stage of the European economic or monetary union pursuant to the treaty establishing the European Community, as amended or any successor currency used in the Netherlands.

1.2	In this Agreement, clause headings are inserted for convenience purposes only. They do not affect the construction or interpretation of this Agreement.

1.3	In case of conflict between or inconsistency of the provisions of the actual agreement and the contents of the schedules and/or annexes, the provisions of the actual agreement shall prevail.

1.4
Any legal concepts expressed in the English language in this Agreement describe Dutch legal concepts only and the consequences of any such legal concepts, terms or expressions under English law or any other law shall be disregarded. In case of conflict between Dutch legal concepts mentioned between brackets and/or in italics in this Agreement and the English translation thereof as used in this Agreement, the Dutch text, and its meaning thereof under Dutch law, will prevail.

2.    Sale and purchase of the Property
2.1    Subject to the terms and conditions of this Agreement, each of the Sellers hereby sells and agrees to transfer to the Purchaser such part of the Property as set out in Schedule 1 (the Property) at the Notarial Transfer Date and the Purchaser hereby purchases and agrees to accept the transfer of the relevant part of the Property from each of the Sellers at the Notarial Transfer Date.
2.2    Subject to Notarial Transfer occurring, the Property will be for the Purchaser’s risk and account as from the Notarial Transfer Date, meaning that (i) the Purchaser is entitled to the income and responsible for the expenses related to the Property as of the Notarial Transfer Date, and (ii) the Sellers are entitled respectively responsible for the income respectively expenses (with the exception of the Agreed Costs) related to the Property in connection with the period up to the Notarial Transfer Date.
2.3    The sale (and Notarial Transfer) of the Property includes all the buildings and further appurtenances erected thereon as well as the movable property which, according to generally accepted views, is intended to sustainably serve the Property within the meaning of Section 3:254 DCC, in so far as such movable property does not belong to any third party or parties.
2.4    The Parties hereby acknowledge and confirm that the rights and obligations of the Sellers under the Leases transfer to the Purchaser by operation of law in accordance with article 7:226 of the DCC.
2.5    If, prior to Notarial Transfer Date, the Purchaser learns that any of the Sellers is, becomes, or appears to be a Blocked Person, the Purchaser may delay the sale and Notarial Transfer contemplated by this Agreement pending its conclusion of its investigation into the matter of the relevant Seller’s status as a Blocked Person. If the Purchaser determines that the relevant Seller is or becomes a Blocked Person, the Purchaser shall have the absolute right to immediately terminate this Agreement without any liability for the Purchaser to any of the Sellers and take all other actions necessary, or in the opinion of the Purchaser, appropriate to comply with applicable laws regarding such Blocked Person, in which event the Purchaser shall receive a return of any deposit paid if such return is acceptable under applicable U.S. law. The provisions of this Clause will survive termination of this Agreement.
3.    Purchase Price
The Purchase Price for the Property is EUR 116,500,000.00 (in words: one hundred sixteen million five hundred thousand euro) (excluding any applicable VAT and RETT) (the “Purchase Price”).
4.    RETT / VAT
RETT
4.1    Any RETT due as a result of the acquisition of the Property by the Purchaser as is contemplated in this Agreement shall be for the account of the Purchaser.
4.2    In the event the RETT is for the Purchaser's account and if for the calculation of this tax a reduction of the base value for the computation of the RETT may be claimed because the Sellers acquired the Property, subject to RETT or non-deductible VAT, within six months before signing the Deed of Transfer of Title, the Purchaser will pay the Sellers on the Notarial Transfer Date and via the Third Party Account the difference between the amount of RETT that would have been due without the aforementioned reduction and the amount of RETT actually due. For the avoidance of doubt, the total sum of RETT (compensation) due by the

Purchaser to the Sellers and/or to the Tax Authorities, shall not exceed the amount of RETT that the Purchaser would have been due if Section 13 of the RETTA did not apply.
VAT
4.3    The Parties declare that they all individually qualify as an entrepreneur within the meaning of article 7 of the VATA in relation to the transfer of the Property.
4.4    The Parties are of the view that no VAT should be due on the transfer of the Property as the transfer qualifies as a ‘transfer of a going concern’ (“TOGC”) for Dutch VAT purposes based on article 37d of the VATA. Purchaser declares and warrants that it is acting or intends to continue to exploit the Property as an entrepreneur within the meaning of article 37d of the VATA. The Sellers have informed the Purchaser that the Property consists of buildings for which the date of first use is more than two years prior to the Notarial Transfer Date.
4.5    Pursuant to article 37d of the Dutch VAT Act, the Purchaser will take over Sellers’ VAT position with respect to the Property. As it is likely that the VAT revision information will not be relevant due to the nature and use of the Property, the VAT revision information was not provided prior to the Transaction. The Sellers will make available the VAT revision information with respect to the Property immediately upon request of the Purchaser in the future where the Purchaser (or any of its successors, as an irrevocable third-party stipulation (derdenbeding) stipulated by the Purchaser) would need such information to determine its obligations towards the Tax Authority.
4.6    In the interest of preservation of rights only, the Parties shall opt for a transfer of the Property subject to VAT. Any VAT due shall be for the account of the Purchaser. In that respect, the Purchaser warrants to the Sellers that:
(A)    its financial year runs from 1 January to 31 December;
(B)    also for the benefit of any of the Sellers’ successors, the Purchaser will continuously use the Property for activities which entitle a 90% or more full deduction of VAT on costs on the basis of section 15 of the VATA;
(C)    it will use the Property in the financial year in which the transfer of the Property to the Purchaser takes place. Such with due understanding that if the Purchaser is not able to use the Property in a timely manner, the Purchaser will inform the Sellers thereof within one week after the relevant financial year has lapsed, whereby the Parties intend to and shall reasonably take all steps to invoke the assent of the decree published by the State Secretary for Finance concerning “Omzetbelasting levering en verhuur van onroerende zaken” dated 19 September 2013 (BLKB2013/1686M).
4.7    In case article 37d of the VATA shall not be applicable and the Parties opt for a VAT taxable transfer, the Sellers will issue an invoice to the Purchaser on which the VAT is reverse charged based on Article 24ba of the Execution Decree VATA (Uitvoeringsbesluit omzetbelasting 1968).
4.8    Parties declare that if the Purchaser does not meet the criteria (anymore) for a VAT taxable transfer as stated in Clause 4.6, as a consequence the option for a VAT taxable transfer is not applicable (anymore), Purchaser is liable for the VAT damage of Seller (including all non-recoverable VAT on costs that are directly linked to the Property and fines or interest that are levied by the Tax Authority).

5.    Charges, tenant payments and costs to be settled
Charges, contributions and taxes
5.1    The following charges shall be for the risk and account of the Warrantor, to the extent that they directly relate to the period up to the Notarial Transfer Date:
(A)    the real property tax (onroerende zaak belasting);
(B)    the water board charges (waterschapslasten);
(C)    the sewerage duties (rioolrechten), provided that they are owner’s charges;
(D)    land consolidation interest (ruilverkavelingsrente);
(E)    the contributions to the Association;
(F)    municipal duties (precario); and
(G)    other periodic charges as far as related to the Property.
5.2    All costs (kosten), duties (rechten) and charges (retributies en overige lasten), including but not limited to the costs, duties and charges of Clause 5.1, due in connection with the Property as from the Notarial Transfer Date will be for the Purchaser’s account.
5.3    The Warrantor shall timely pay any charges as referred to in Clause 5.1, whether due on or before the Notarial Transfer Date if and to the extent that these costs are charged to the Warrantor (or any of the other Sellers) before the Notarial Transfer Date, regardless of whether such charges relate in part or in whole to the period after the Notarial Transfer Date.
5.4    If at the Notarial Transfer Date an assessment of any of the charges as set out in Clause 5.1 has not yet been made, the amount of the relevant charges will be estimated by the Parties in line with the charges of the previous year(s). If the actual charges charged to the Warrantor (or any of the other Sellers) – evidenced by the Warrantor providing photocopies to the Purchaser - after the Notarial Transfer Date deviate from the assessment as aforementioned, a subsequent settlement will be made as follows:
(A)    if the actual charges charged to the Warrantor (or any of the other Sellers) after the Notarial Transfer Date are higher than the estimated amount, the Purchaser shall pay to the Warrantor the difference between the actual charges and the estimated amount within thirty (30) Business Days after the first Business Day the Warrantor informed the Purchaser about the charges; and
(B)    if the actual charges charged to the Warrantor (or any of the other Sellers) after the Notarial Transfer Date are lower than the estimated amount, the Warrantor shall pay to the Purchaser the difference between the estimated amount and the actual charges within thirty (30) Business Days after the first Business Day the Warrantor is familiar with the charges.
5.5    In the event referred to in Clause 5.4(A) it is to the Purchaser’s sole discretion, acting reasonably, whether or not objections to the charges will be raised at the risk and for the account of the Purchaser. The Warrantor shall provide the Purchaser with a document appointing the Purchaser as a power of attorney ad litem (proces-volmacht) (if requested by the Purchaser in writing).
5.6    Any costs (kosten) relating to any instruction, order or assignment in respect of the Property given by any of the Sellers (or any other capital expenditures by the Sellers) before the Notarial Transfer Date and any charges (retributies en overige lasten) relating to services provided before the Notarial Transfer Date shall be and remain for the account of the Warrantor, irrespective of when the works performed following the instruction, order or assignment are performed or when the services are being provided and irrespective of when these costs (kosten) and/or charges (retributies en overige lasten) (or any other capital expenditures by the Sellers) become due and payable, all with the exception of the Agreed Costs which shall be for the account of the Purchaser.
Tenant payments
5.7    Rents, Service Charges, Energy Costs, and other tenant related payments due in relation to the Leases, pertaining to the period up to and excluding the Notarial Transfer Date shall be for the risk and the account of the Warrantor. If such Rents, Service Charges, Energy Costs, and other tenant related payments have not been received by the Warrantor at the Notarial Transfer Date, the amounts due will be collected by the Purchaser in consultation with the Warrantor and provided that the Warrantor shall reimburse all reasonable out-of-pocket costs incurred by the Purchaser in connection with the collection of the Rents, Service Charges, Energy Costs, and other tenant related payments. The Warrantor shall – at its own cost – assist the Purchaser with the collection of such Rents, Service Charges, Energy Costs, and other tenant related payments after the Notarial Transfer Date. Any Rents, Service Charges, Energy Costs, and other tenant related payments paid to the Purchaser after the Notarial Transfer Date in connection with the Leases and in respect of the period up to the Notarial Transfer Date shall be paid by the Purchaser to the Warrantor within ten (10) Business Days after receipt thereof. Any arrears in Rents, Service Charges, Energy Costs, and other tenant related payments that cannot be recovered by the Purchaser from the tenants within 4 months as from the Notarial Transfer Date shall, to the election of the Purchaser be either reimbursed in full by the Purchaser to the Warrantor or the Warrantor shall be entitled to recover such amounts from the respective tenant(s).
5.8    Any Rents paid to the Warrantor (or any other Seller) or invoiced by the Warrantor in respect of the period after the Notarial Transfer Date will be settled between the Parties on the Notarial Transfer Date by payment by the Warrantor to the Purchaser. Any Rents paid to the Warrantor after the Notarial Transfer Date in respect of the period after the Notarial Transfer Date shall be paid by the Warrantor to the Purchaser within ten (10) Business Days after the first Business Day the Warrantor has received the Rents, insofar these have not been settled between Parties on the Notarial Transfer Date.
5.9    The balance of any Service Charges, Energy Costs and other tenant related payments paid to the Warrantor (or any other Seller) or invoiced by the Warrantor in relation to the Leases, and the actual expenses in this regard incurred by the Warrantor will be settled with the Purchaser as soon as practically possible after the Notarial Transfer Date on the basis of a calculation to be ascertained by the Parties in good faith, which shall mean shortly after 3 May 2019. Until the balance is ascertained and settled, costs in this regard charged to the Warrantor will be paid by the Warrantor (at the expense of the balance to be settled), and costs in this regard charged to the Purchaser will be advanced by the Warrantor (at the expense of the balance to be settled). Any Service Charges, Energy Costs, and other tenant related payments paid to the Warrantor after the settlement as referred to in the preceding sentence in respect of the period after the Notarial Transfer Date shall be paid by the Warrantor to the Purchaser within ten (10) Business Days after the first Business Day the Warrantor has received the relevant Service Charges, Energy Costs and/or other tenant related payments (insofar these have not been settled between Parties in accordance with this Clause 5.9).
5.10    The Sellers and the Purchaser shall jointly and timely inform the Lessees about the envisaged transfer of the Property and the Sellers shall assist the Purchaser by informing the Lessees on the new bank account used for the collecting rents as soon as possible after the Notarial Transfer Date.
Rental Securities
5.11    Each of the Sellers shall fully cooperate with having any bank and/or corporate (parent company) guarantees or other rental securities registered in the name of the Purchaser.
5.12    In relation to Leases entered into by Best Fresh Trade B.V. and ABC Logistics B.V., the Sellers shall, and shall procure that the relevant parties shall, deliver ultimately at the Notarial Transfer to the Purchaser a market standard rental security satisfactory to the Purchaser, consisting of (parent) company guarantees in respect of such Leases.
5.13    Each of the Sellers shall, and shall procure that each of its Affiliates shall, not claim under any bank guarantee or other security provided by any of the Lessees or in relation to any of the Leases which have not yet been transferred to the Purchaser.
SDE Grant
5.14    Ultimately on the Notarial Transfer Date, the Parties shall jointly submit the online form on the website of the Netherlands Enterprise Agency (Rijksdienst voor Ondernemend Nederland (RVO)) (the “RVO”) for the transfer of the SDE Grant in the format as attached hereto as Schedule 15 (SDE Grant forms). The Sellers, as the current subsidy holder(s), shall waive their right to the SDE Grant on the Notarial Transfer Date and the Purchaser shall commit to the SDE Subsidy requirements. Any amounts under the SDE Grant which have been paid to the Sellers but relate to the period after the Notarial Transfer Date, will be settled between the Parties at Notarial Transfer. Parties acknowledge that the amounts paid under the SDE Grant are subject to possible correction (bijstelling) by the RVO. On the basis of the final calculation by the RVO of (final) amounts under the SDE Grant Parties shall settle such payments within ten (10) Business Days after receipt of the final calculation by the RVO (insofar these have not been settled between Parties in accordance with this Clause 5.14) and Parties will reasonably share relevant information amongst each other in this respect.
Repayment Loan Association
5.15    At the Notarial Transfer Date, the Sellers shall fully repay the EUR 1,000,000 loan granted by the Association (as lender) to ABC Westland Beheer C.V. (as borrower) including all interest due thereon in accordance with the Notary Letter.
General costs
5.16    The costs of any consultant engaged by any Party or other costs, rights and retributions made by any Party in respect of this Agreement and the transfer of the Property will be – to the extent that no other explicit agreements have been made in this respect – for the account of such Party.
5.17    All costs and fees due in connection with (the preparation of) the Deed of Transfer due to the Notary and (if applicable pursuant to Clause 7.13) the registration of an extract of this Agreement and the registration of the Deed of Transfer shall be for the account of the Purchaser, unless this Agreement is terminated prior to the Notarial Transfer due to a Breach of any of the Sellers.
5.18    No settlement will be made in respect of any rents, costs or charges, other than those referred to in this Clause 5 (Charges, tenant payments and costs to be settled).

6.    Condition Subsequent
6.1    This Agreement is entered into under the condition subsequent (ontbindende voorwaarde) that on the Notarial Transfer Date there is an obligation to offer the Property to the Municipality, province or the State of the Netherlands pursuant to the Municipalities Preferential Rights Act (Wet voorkeursrecht gemeenten).
6.2    If the condition subsequent as referred to in Clause 6.1 is satisfied, this Agreement terminates by operation of law in whole with immediate effect, with the exception of the Surviving Provisions. In the event of such termination no Party shall be liable towards any other Party except for any liability towards any other Party in respect of a breach of this Agreement that took place prior to the termination and without prejudice of any existing claims.
7.    Notarial Transfer
Date and place of the Notarial Transfer
7.1    The Notarial Transfer shall take place on 3 May 2019 at the office of the Notary, or such earlier or later date as the Parties may agree upon in writing (the “Notarial Transfer Date”).
Notarial Transfer actions
7.2    On the Notarial Transfer Date but after the payment of the amounts set out in Clause 8.1 into the Third Party Account – as confirmed to the Parties by the Notary – the following actions shall be taken, each such action being conditional upon all actions having been taken in the sequence set out below:
(A)    the Purchaser and each of the Sellers shall sign the Notary Letter, and the Purchaser shall use its best efforts to procure that the Financing Bank and all other relevant parties sign the Notary Letter;
(B)    KMB Vastgoed B.V. shall deliver to the Purchaser a lease agreement and four riders, all duly executed by Best Fresh Trade B.V., ABC Logistics B.V. and Europe Retail Packing Poeldijk B.V. together with the rental security as referred to in as referred to in Clause 5.12, all attached hereto as Schedule 3 (Lease Agreement Valstar); which lease agreement and riders shall be duly executed by the Purchaser directly after the execution of the Transfer Deed;
(C)    the Parties shall sign the IP Transfer Deed pursuant to which the Sellers shall transfer all its Intellectual Property Rights in relation to the Property to the Purchaser with the exception of the trade name ‘ABC Westland’ which shall remain with the Sellers, provided the Sellers shall grant for no fee to the Purchaser a perpetual license to use the trade name ‘ABC Westland’ in accordance with Clause 17 (Perpetual License);
(D)    the Parties shall use their best efforts to procure that the parties to the HOTs A.3.2 shall sign the HOTs A.3.2;
(E)    the Warrantor, ABC Westland Beheer B.V., the Purchaser shall sign the ABC Option Agreement and the Purchaser shall procure that Hines Netherlands B.V. shall sign the ABC Option Agreement;
(F)    the Parties shall complete and submit the online form regarding the transfer of the SDE Grant, as referred to in Clause 5.14;

(G)    the Purchaser shall enter into the W&I Insurance Policy with the W&I Insurer and shall issue a ‘no loss declaration’ to the W&I Insurer;
(H)    the Sellers shall provide a release letter and a notarial deed of cancellation with respect to the release and cancellation of all existing financing arrangements with Rabobank and related securities in respect of the Property and the final settlement of the EUR 1,000,000 loan agreement entered into between ABC Westland Beheer C.V. (as borrower) and the Association (as lender);
(I)    the Parties shall procure that the Deed of Transfer shall be executed before the Notary;
(J)    the Sellers shall deliver to the Purchaser an Internal Revenue Service Form 8832, signed by the Association and in form and substance acceptable to the Purchaser, pursuant to which the Association will elect to be treated as an association taxable as a corporation for United States federal income tax purposes, with an effective date that is one day prior to the Notarial Transfer Date (the “U.S. Tax Entity Classification Election”).
(K)    the Sellers shall transfer possession (bezit) of the Property to the Purchaser; and
(L)    the Sellers shall provide the relevant documentation for the resignation of their current representative serving on the management board of the Association.
7.3    As soon as possible and in any event within one (1) month after the Notarial Transfer, the Sellers shall provide access to and hand-over to the Purchaser: (i) all the originals of the following documents: the original Leases, riders to the Leases, the original bank guarantees of the Lessees (if any), all building warranties and guarantees and all original energy performance certificates (“energieprestatiecertificaten”) or similar documents within the meaning of the Energy Performance (Buildings) Decree (“Besluit energieprestatie gebouwen”) with respect to the Property, and (ii) all the original revision drawings, maintenance manuals and user manuals, structural drawings, drawings relating to the technical systems and all drawings related to the, as well as any licences and permits relating to the construction of the Property.
7.4    The Deed of Transfer required for the transfer of the Property will be executed at the latest on the date referred to in Clause 7.1 before the Notary, such with due observance of Clause 6 (Condition Subsequent).
7.5    The Parties shall instruct the Notary to (i) have a certified copy of the Deed of Transfer recorded in the Land Registry, and (ii) notify the Association about the transfer of the Membership Rights to the Purchaser, as soon as possible after the Notarial Transfer.
Obligation to transfer title. Charges and restrictions
7.6    The Sellers are obliged to deliver to the Purchaser the right of ownership of the Property, which:
(A)    is unconditional and not subject to revocation, cancellation or annulment whatsoever; and
(B)    is not subject to any Encumbrance or registrations thereof (other than the Encumbrances to be released in accordance with the Notary Letter at Notarial Transfer); and
(C)    is not burdened by other limited rights or other special burdens and restrictions except insofar as otherwise apparent from this Agreement.

Transition / transfer of rights
7.7    At Notarial Transfer, all gas and electricity supply contracts, the gas and electricity grid connection agreements, including the EPC offers (all as included in the Data Room), all transferable rights of indemnification and all other rights and claims that the Sellers have vis-à-vis its legal predecessors and/or third parties – including contractors, (sub)contractors, fitters and suppliers – in respect of the Property insofar as such rights and claims are transferable without any duty of indemnification, will be transferred to the Purchaser to the extent possible. In case the transfer referred to above in respect of one or more rights and claims – for any reason whatsoever – does not take place pursuant to the provisions of article 6:251 DCC:
(A)    such right(s) and claims will be deemed to be included in the underlying purchase and sale of the Property; and
(B)    the Sellers shall, at the Purchaser’s first written request, reasonably cooperate to the assignment of the relevant right, warranty and/or guarantee. The Sellers and the Purchaser will after the Transfer Date in good faith and without delay discuss and take action to inform the contracting parties about the transfer of rights and – where necessary – will obtain the cooperation of those parties in this respect.
7.8    The Sellers shall effectuate the transfer of rights referred to in Clause 7.7 at the Notarial Transfer Date immediately after the execution of the Deed of Transfer. If and to the extent the effectuation of the transfer of rights is not possible, the Sellers will (i) on the Purchaser’s own behalf and for its own risk and expenses grant an irrevocable power of attorney to the Purchaser to exercise the Sellers’ remaining rights and will at the request of the Purchaser provide the Purchaser with a document appointing the Purchaser as a power of attorney ad litem (proces-volmacht), (ii) provide all reasonably required cooperation to the Purchaser and its representatives and (iii) transfer to the Purchaser any payments made to the Sellers in such respect.
7.9    The rights referred to in Clause 7.7 include – if applicable and to the extent possible – any permits under public law (publiekrechtelijke vergunningen) that apply to the Property. If any change of the name in which such a permit is registered is desirable or required in respect of the transfer of the Property, the Sellers shall – to the extent possible – cooperate at the Purchaser’s reasonable written request in such change of name. In so far rights as referred to above are transferred, these rights will be transferred unencumbered by pledges, attachments, real rights of enjoyments (zakelijke genotsrechten) and personal rights of enjoyment (persoonlijke genotsrechten). At the reasonable written request of the Sellers or the Purchaser, the Sellers will grant the Purchaser a power of attorney, and the Purchaser will accept the power of attorney from the Sellers, to implement the aforesaid transfer of rights or change of name.
7.10    The Purchaser may at any time after the Notarial Transfer notify the relevant debtor or authority of the aforesaid transition and transfer of rights. The Sellers shall provide the Purchaser with the relevant information required in respect of the aforesaid rights upon first written request in a timely manner.
7.11    If and insofar as after the Notarial Transfer Date, the Sellers have a reason for a claim against legal predecessor(s) and/or a third party or parties, the Purchaser hereby grants an irrevocable power of attorney to each of the Sellers to assert the claim against that or those legal predecessor(s) and/or a third party or parties on behalf of the Purchaser, in accordance with this Agreement, except for claims in relation to the Lease.
Post Notarial Transfer

7.12    Notwithstanding Clause 7.2, the Sellers are required to provide, within a reasonable timeframe, but in any case within two weeks after the first written request form the Purchaser, all information in its possession in relation to the Property that is of material interest to the Purchaser, that is not already provided on the Notarial Transfer Date as set out above.
7.13    The Sellers and the Purchaser shall each, at the reasonable written request of the other, execute and/or cooperate with the execution of all notarial deeds and/or documents and do all other acts and things as may reasonably be deemed necessary to effectuate the Notarial Transfer.
8.    Payment of the Purchase Price
Payment on Third Party Account
8.1    The payment of:
(A)    the Purchase Price;
plus or minus
(B)    the settlement amount pursuant to Clause 5 (Charges, tenant payments and costs to be settled);
minus
(C)    50% of the premium of the W&I Insurance Policy as referred to in Clause 12.3,
(the “Closing Payment”). The Closing Payment shall be made by the Purchaser into the Third Party Account in such a way that the Third Party Account has been credited by no later than 12.00 a.m. on the date referred to in Clause 7.1.
8.2    Until registration in the Land Registry of a certified copy of the executed Deed of Transfer as set out in Clause 7.5, the Notary shall hold the Closing Payment for and on behalf of the Purchaser in accordance with the Notary Letter. After the registration in the Land Registry of a certified copy of the Deed of Transfer as set out in Clause 7.5, the Notary shall hold the Closing Payment for and on behalf of the Sellers, all in accordance with the Notary Letter.
Repayment and payment to the Sellers
8.3    The Sellers shall procure that the Notary will pay (i) the creditors who at the time of registration of the Deed of Transfer hold a mortgage over the Property or who have imposed any charge in execution (beslag) against the Property and (ii) the Association for the final settlement of the EUR 1,000,000 loan agreement entered into between ABC Westland Beheer C.V. (as borrower) and the Association (as lender), all via the Third Party Account in accordance with the Notary Letter.
8.4    The Sellers shall procure that the Notary shall not arrange for payment to or on behalf of the Sellers until he has investigated and established that the Sellers have fulfilled the obligation to transfer the Property in accordance with this Agreement and the Deed of Transfer and all with due observance of the applicable policy guidelines of the Notary in this respect. The Sellers are aware and accept that one or two Business Days may pass between the Notarial Transfer Date and the transfer of those payments due to the investigation to be performed by the Notary.

9.    Discrepancies in dimensions/description
9.1    If the measurement or dimension of the Property is incorrect or incomplete, neither the Purchaser nor the Sellers shall derive any right from this, with the same applying to other discrepancies in the description of the Property.
9.2    Clause 9.1 shall also apply to any boundary-exceeding constructions, incorrect indication of the number of square meters of gross floor area/lettable floor area in the Leases and/or Lease Overview, deviations from zoning plans and/or other official regulations, deviations from specifications, or deviations from limitations stipulated in the notarial deeds of the number of square meters to be constructed.
10.    Sellers’ representations and warranties
General
10.1    Subject to the provisions included in Clauses 12 (W&I Insurance) and 13 (Liability of Sellers), the Sellers hereby represents and warrants to the Purchaser that each of the Warranties are true, accurate and not misleading on the Notarial Transfer Date.
10.2    The Sellers acknowledge that the Purchaser has entered into this Agreement in full reliance on the Warranties, the Indemnities and other covenants contained herein.
10.3    Each of the Warranties shall be construed separately and shall not be limited or restricted by reference to or inference from the terms of any other of the Warranties or any other terms of this Agreement.
10.4    The Purchaser acknowledges that, save to the extent covered by a Warranty, Indemnity and Clause 7.2, no warranty, guarantee or any other form of comfort, whether express or implied is given to the Purchaser or its advisors concerning the Property or any aspect of the transactions contemplated by this Agreement.
11.    Indemnities
11.1    Notwithstanding Clauses 12 (W&I Insurance) and 13 (Liability of Sellers), the Sellers undertake to indemnify and hold the Purchaser harmless (vrijwaren en schadeloosstellen) against all Damage in respect of each of the following matters:
(A)    (non) eviction and/or presence of tenant Lubrior SA at the leased premises and/or otherwise in connection with the termination of the lease agreement of tenant Lubrior SA by or on behalf of the Sellers (which termination shall be effective as per 1 November 2019);
(B)    any person other than the Employees claiming that they have transferred to the Purchaser on the basis of a transfer of undertaking (overgang van onderneming) or otherwise in connection with the transactions contemplated in the APA Business or this Agreement;
(C)    Dutch energy Taxes and VAT due in connection with the Solar PV System relating to the period up to and including the Notarial Transfer Date;
(D)    Lessee Van der Hoeven invoking its statutory right with regards to eviction protection;
(E)    the current excess of noise produced by Europe Retail Packing Poeldijk B.V. and to the extent applicable N.J. Witkamp, resulting in any (legal) actions/measures to be made by the Purchaser as the owner of the Properties (such as a noise barrier or other noise reduction measures), in relation with the three existing houses adjacent to the Property (being Paul

Captijnlaan 10, 12 and 14 Poeldijk) under the current laws and regulations applicable as per Notarial Transfer;
(F)    the taking of any noise reducing measurements which the Purchaser as the owner of the Properties will be required to take and any (legal) actions towards and from the Purchaser – pursuant to the current laws and regulations applicable as per Notarial Transfer or, if stricter, the zoning plan as adopted on 22 January 2019 (but not yet published) regarding ‘De Kreken fase 2’ (known as NL.IMRO.1783.OWZKrekenf2opb-ON01) – in connection with (i) the current levels of noise produced by each of the Lessees, including but not limited to Europe Retail Packing Poeldijk B.V. and to the extent applicable N.J. Witkamp B.V and (ii) with the development (as currently envisaged) of the residential area “De Kreken” adjacent to the Property; and
(G)    any missing rental guarantees and deposits in respect of the Leases as indicated in Schedule 16 (Outstanding Lease Items) if such results in the Purchaser not being able to recover / collect – within twenty (20) Business Days - any non-paid amounts or other amounts due by a tenant under the relevant Lease to the extent such could have been recovered / collected if the relevant security had been in place, whereby the Damage shall include any reasonable out-of-pocket costs which the Purchaser has incurred in connection with the recovery/collection of any amount overdue to the extent these costs would not have been incurred if the relevant security had been in place, in which event the Purchaser, at the first request of the Sellers, shall assign the relevant claim on such tenant under the relevant Lease to the Sellers, each an “Indemnity”, and collectively “Indemnities”.
11.2    Subject to Clause 13.6, Clause 13.11 (only with respect to Clause 11.1(F)), Clause 13.13, Clause 13.14 (only with respect to Clause 11.1(F)), Clause 13.15, Clause 13.18, Clause 13.19 and Clause 13.20, the Indemnities shall be unlimited and not be subject to any threshold.
11.3    The Sellers shall (at their own costs) be allowed to initiate any discussions and (legal) actions relating to the application for the permit and/or relating to the discussions with the Municipality Westland in respect of the development of the residential area “De Kreken” (as referred to under Clauses 11.1(E) and 11.1(F)) and represent the Purchaser in this respect and to take any (legal) actions on behalf of the Purchaser towards Europe Retail Packing Poeldijk B.V. and the Association, provided that the Sellers shall consult with the Purchaser and keep the Purchaser fully informed on the progress of the application and relating discussions and actions and shall not make any admission of liability or enter into any settlement or compromise in relation to the issues as referred to under Clauses 11.1(E) and 11.1(F)) without the prior written consent of the Purchaser.
11.4    Immediately after the Notarial Transfer Date, the Purchaser and the Warrantor shall jointly (continue to) take all reasonable actions necessary to put in place and/or collect any missing rental guarantees and deposits in respect of the Leases as indicated in Schedule 16 (Outstanding Lease Items).
12.    W&I insurance
W&I insurance
12.1    The Purchaser has (in consultation with the Sellers) arranged for a warranty and indemnity insurance (the “W&I Insurance Policy”) in the name of the Purchaser with Acquinex Limited (the “W&I Insurance Provider”) in order to provide additional recourse for claims by the Purchaser under this Agreement.

12.2    Subject to the    limitations of liability contained in Clause 13 (Liability of Sellers), the Warrantor (and, with respect to the Indemnities, also the other Sellers) will remain liable for any Uninsured Claims.
12.3    The premium of the W&I Policy and the costs and expenses in relation to entering into the W&I Insurance Policy (including the underwriting fee), shall for 50% be borne by the Sellers and for 50% be borne by the Purchaser. The premium of the W&I Insurance Policy and the aforementioned costs and expenses will be settled between the Parties at Notarial Transfer through the financial statement of costs as drafted by the Notary in accordance with the Notary Letter.
12.4    The Purchaser has procured that the W&I Insurance Policy includes a binding and irrevocable third-party stipulation for no consideration (onherroepelijk derdenbeding om niet) for the benefit of the Sellers and its managers that the W&I Insurance shall not claim from any Seller and its management in connection with any claim for breach of the Warranties, except in the event of fraud (bedrog) or wilful misconduct by the relevant Seller or its management.
12.5    The Purchaser shall be responsible for the actual and timely payment of the W&I Insurance premium to the W&I Insurance Provider and the timely performance of all other actions and requirements under or pursuant to the W&I Insurance. The Purchaser shall provide the Sellers (i) evidence of the actual and timely payment of the W&I Insurance premium to the W&I Insurance Provider and (ii) a copy of the executed W&I Insurance Policy, as soon as possible after the Notarial Transfer.
13.    Liability of Sellers
General
13.1    Without prejudice and subject to Clause 12.2 and this Clause 13 (Liability of Sellers), the Sellers shall be liable to the Purchaser for the Damage in the event that one or more of the Warranties shall be incorrect, or in the event any of the Sellers acts in breach of the Indemnities or any of their other obligations pursuant to this Agreement.
13.2    Any payment made, or to be made by any of the Sellers to the Purchaser pursuant to this Agreement in respect of a Breach or otherwise shall be treated as a reduction of the Purchase Price to the extent allowed.
Recourse
13.3    The Purchaser’s primary recourse in respect of claims under the Fundamental Warranties shall be against the W&I Insurance Provider under the W&I Insurance Policy. To the extent any such claim(s) under the Fundamental Warranties exceeds the limit of liability insured under the W&I Insurance (being EUR 32,500,000), the Sellers shall be liable for the Damage in excess of EUR 32,500,000, subject to the provisions of this Clause 13 (Liability of the Sellers).
13.4    The Purchaser’s sole recourse in respect of claims under the Commercial Warranties, other than for any Uninsured Claims, shall be against the W&I Insurance Provider under the W&I Insurance Policy. The Sellers shall not be liable for any of the Damage incurred by the Purchaser or otherwise in respect of any claims under the Commercial Warranties, except for any of the Uninsured Claims, regardless of whether any such claim is actually recovered under the W&I Insurance Policy.
13.5    The Purchaser’s sole recourse in respect of the Uninsured Claims (except for any claim under the Indemnities) shall be against the Warrantor.

13.6    The Purchaser’s sole recourse in respect of (i) any claims under the Indemnities and (ii) any claims under the Fundamental Warranties for Damage in excess of EUR 32,500,000, and (iii) any other claims under this Agreement not covered by Clauses 13.3 up through 13.5 (except for any claim under Clauses 15 (Non-compete and non-solicit), 16 (ABC Option Agreement), 17 (Perpetual License), 18 (Sellers’ Cooperation), 20 (Confidentiality and public announcement) shall be:
(A)    for 70% against Sellers’ Group I;
(B)    for 21% against Van Rijn Beheer Poeldijk B.V.; and
(C)    for 9% against Windtmeulen Beheer B.V.
13.7    The Purchaser’s sole recourse in respect of any claims under Clauses 15 (Non-compete and non-solicit), 16 (ABC Option Agreement), 17 (Perpetual License), 18 (Sellers’ Cooperation), 20 (Confidentiality and public announcement) shall be exclusively against the Seller(s) which acted in breach of the relevant Clause.
Notice
13.8    If the Purchaser becomes aware of a Breach, it shall inform the Sellers hereof in writing as soon as practicable upon actually becoming aware of such Breach but in any event within 20 Business Days (the “Notice Period”), stating, to the extent reasonably possible, the facts and circumstances that have led to such alleged Breach and the amount of Damage expected or suffered.
13.9    The failure of the Purchaser to notify the Sellers pursuant to Clause 13.8 after it becoming aware of a claim shall not in any way affect the Purchaser’s ability or right to make a claim under this Clause 13 (Liability of Sellers), provided that the Sellers shall not be liable to the extent that the Damage was caused or aggravated as a result of any failure to notify.
13.10    Each of the Parties hereby declares that it is not aware of any breach of the Warranties, which declaration the Purchaser may share with the W&I Insurance Provider.
Aggregate liability
13.11    The aggregate liability of the Warrantor and – in relation to the Indemnity included under Clause 11.1(F) only – the other Sellers in respect of any and all (i) Uninsured Claims and Uninsured APA Claims (except for the Indemnities and the APA Indemnities), and (ii) the Indemnity included under Clause 11.1(F) shall not exceed EUR 5,000,000 (in words: five million euro).
13.12    The aggregate liability of the Sellers in respect of any and all claims under or otherwise in connection with this Agreement and the APA Business, including but not limited to the Uninsured Claims and Uninsured APA Claims but excluding the Indemnities and the APA Indemnities, shall not exceed an amount equal to 50% of the Purchase Price (irrespective of any other arrangements included this Agreement and the APA Business).
13.13    The aggregate liability of the Sellers in respect of any and all claims under or otherwise in connection with this Agreement and the APA Business (including for any and all claims under or otherwise in connection with the Indemnities and the APA Indemnities) shall never exceed 100% of the Purchase Price (irrespective of any other arrangements included this Agreement and the APA Business).
Basket

13.14    Irrespective of any other limitations set out in this Agreement and the APA Business, no liability with respect to the Uninsured Claims and Uninsured APA Claims (except for claims under the Indemnities and the APA Indemnities) shall attach to any Seller in the event that the total amount of any and all of the claims with respect to the Uninsured Claims, the Uninsured APA Claims (under this Agreement and the APA Business (collectively)) does not exceed EUR 500,000 (in words: five hundred thousand euro). In case the aforesaid threshold is exceeded, the Sellers shall be liable for the full amount (subject to Clause 13.11) and not only for the excess. No liability with respect the Indemnity included under Clause 11.1(F) shall attach to the Sellers in the event that the total amount of any and all of the claims with respect the Indemnity included under Clause 11.1(F) does not exceed EUR 100,000 (in words: one hundred thousand euro). In case the aforesaid threshold is exceeded, the Sellers shall be liable for the full amount (subject to Clause 13.11) and not only for the excess.
Time limitation
13.15    With due observance of the terms and conditions of the W&I Insurance Policy, the Purchaser’s right to claim compensation for Damage arising out of or in connection with any Fundamental Warranties and the Indemnities lapses seven (7) years after the Notarial Transfer Date provided that (i) the Purchaser’s right to claim compensation for Damage arising out of or in connection with any Commercial Warranties (for the avoidance of doubt: including the Uninsured Claims) lapses twenty four (24) months after the Notarial Transfer Date and (ii) the Indemnity included under Clause 11.1(G) lapses upon the moment all missing rental guarantees and deposits in respect of the Leases have been put in place and/or are collected by the Warrantor and the Purchaser jointly (acting in good faith) and/or are no longer outstanding (for the avoidance of doubt: the Indemnity included under Clause 11.1(G) lapses partially and solely in respect in any individual missing rental guarantee and/or deposit in respect of the relevant Lease upon the moment these have been put in place and/or are collected by the Purchaser in cooperation with the Warrantor (acting in good faith) and/or are no longer outstanding in respect of such Lease), unless prior to the expiry date notice of a claim has been given in accordance with Clause 13.8 in which case the right to claim compensation will be extended until the relevant claim has been fully and finally settled. For the avoidance of doubt, in such event the W&I Insurance Policy as mentioned in Clause 12 and all related other security arrangements shall remain in place until the relevant claim has been fully and finally settled.
13.16    The limitations set out in this Clause 13 (Liability of Sellers), shall not apply in the events of fraud (bedrog) or wilful misconduct by any of the Sellers.
Breach of transfer obligation
13.17    If any of the Sellers is in default of fulfilment of its transfer obligation referred to in Clause 7 (Notarial Transfer) and these obligations are not fulfilled after the Sellers have been given notice of default, the Purchaser shall be entitled to seek to claim specific performance or dissolution of this Agreement and/or a claim for any Damage, on the understanding that if the Deed of Transfer has been executed, neither Party will have the right to dissolve or cause the dissolution of this Agreement.
Exclusions
13.18    The Sellers shall not be liable and obliged to pay any Damage to the Purchaser under this Agreement in relation to any Breach (or any such amount shall be reduced accordingly) if and to the extent that the Damage giving rise to the claim:

(A)    has actually been recovered under any policy of insurance (including but not limited to the W&I Insurance Policy);
(B)    has actually been recovered from any third-party (including any of the tenants and the Association);
(C)    is attributable to anything arising from any matter as listed in Schedule 12 (Due Diligence Findings);
(D)    is attributable to anything arising from any matter, act, omission, or circumstance (or any combination thereof) that was Fairly Disclosed, provided that no disclosure can be made against (i) Warranty 9.1(A) (Lease – Lease Overview), or (ii) the cold storage overview included in the Data Room;
(E)    is attributable to changes in the law, rule or regulation which became effective after the Notarial Transfer Date and such changes were not announced or otherwise reasonably foreseeable prior to the Notarial Transfer Date; or
(F)    results from an intentional act or omission of the Purchaser on or after the Notarial Transfer Date other than any act to be in compliance with any law, rule or regulation.
Third party recovery
13.19    The Purchaser shall use reasonable commercial efforts to recover under any policy of insurance or from any third-party (including any of the tenants and the Association). If any compensation is paid to the Purchaser for which any of the Sellers have compensated the Purchaser, the Purchaser shall reimburse the relevant Seller(s) up to the amount it has received (after deduction of reasonably incurred out of pocket costs).
Positive Tax Effects
13.20    In assessing any liabilities, damages or other amounts recoverable by the Purchaser as a result of liability in respect of a Breach any Tax Effect obtained directly in consequence of the matter which gives rise to such liability by the Purchaser shall be taken into account.
14.    Board Association
The Purchaser shall use its best endeavours to arrange that an additional board position in the management board of the Association shall be established for the benefit of the Best Fresh Group and the Purchaser hereby confirms that it shall vote in favour of any proposal that is put on the agenda of the Association and shall do all other acts and things as may reasonably be deemed necessary to effectuate the additional board position as soon as possible.

15.    Non-compete and non-solicit
15.1    Each of the Sellers and each of their managing directors (excluding Mr. H.W. Rijsdijk) undertake vis-à-vis the Purchaser, that it shall, and shall procure that each of their Affiliates shall, refrain without the prior written approval of the Purchaser (which approval shall not be unreasonably withheld or delayed), during a period of eighteen (18) months from the Notarial Transfer Date, as shareholder, partner, financier, employee or consultant or in any other capacity, both directly and indirectly, within seventy-five (75) kilometres from the Property, from any business activities, which are in competition with or comparable to the activities performed by the Sellers up to the Notarial Transfer Date in connection with the Property, which business activities include but are not limited to providing and leasing out real estate facilities, infrastructure and services for tenants for, among others, storing, cooling, ripening and packaging, establishing or creating any logistic centre or other business in the agri/fresh food sector and land development both ‘ready to build’ and undeveloped areas, provided the following activities are explicitly permitted:
(A)    any and all of the Development Activities;
(B)    any and all of the current activities for the occupational business of the Best Fresh Group B.V. and its affiliates and KMB Vastgoed B.V.; and
(C)    any investment activities of any of the Sellers or their managing directors as a passive non-strategic investor with an effective interest of less than 25% (whether directly or through any investment- or other fund).
15.2    In the event of a breach by any of the Sellers, any of their managing directors (excluding Mr. H.W. Rijsdijk) and/or its Affiliates of its obligations pursuant to this Clause 15 (Non-Compete), the defaulting party shall forfeit to the Purchaser, without any further notice or demand being required, an immediately payable penalty in the amount of € 200,000 (in words: two hundred thousand euro) for each violation and € 2,000 (in words: two thousand euro) for each day that such violation took place or continues, without limiting or precluding the right of the Purchaser to claim specific performance or actual Damage which the Purchaser has incurred.
15.3    The Sellers undertake that it shall not, and shall procure that none of its Affiliates shall, directly or indirectly, at any time for a period of two (2) years from the Notarial Transfer Date, (i) solicit or entice away (or any attempts thereto) any of the Lessees, and (ii) offer employment or other position to any of the Employees and/or the Independent Contractors or solicit such person to terminate such employment, provided however that this provision shall not apply to general mass solicitations of employment not specifically directed towards any of the Employees and/or the Independent Contractors (including but not limited to the use of independent employment agencies and advertisements in publications or via the internet), nor to the hiring as a result thereof.
16.    ABC Option Agreement
The relevant Parties shall on the Notarial Transfer Date enter into the an option agreement, attached hereto as Schedule 7 (ABC Option Agreement) (the “ABC Option Agreement”), pursuant to which the Warrantor and ABC Westland Beheer B.V. grant amongst others option rights to the Purchaser in respect of certain individual land plots of various sizes and stages of development. For the avoidance of doubt, the limitation of liability included in Clause 13 (Liability of the Sellers) shall not apply in respect of the ABC Option Agreement, and the parties to the ABC Option Agreement agree that this Agreement does not in any way (adversely) impact the rights or position of the Purchaser and/or its Affiliate thereunder.
17.    Perpetual License
Subject to the Notarial Transfer, the Warrantor and/or ABC Westland Beheer B.V. hereby grant the Purchaser an exclusive and perpetual license to use the trade name ‘ABC Westland’ free of charge. ABC Westland Beheer B.V. and the Warrantor shall be allowed to continue to use the trade name ‘ABC Westland’ as part of the name ‘ABC Westland Development’ for the purpose of the Development Activities.

18.    Deed of Contract Takeover Witkamp
The Sellers shall use their best endeavours to procure that the deed of contract takeover between the Warrantor, N.J. Witkamp B.V., Witkamp Holding B.V. and Purchaser (“Deed of Contract Takeover Witkamp”) as attached hereto as Schedule 17 (Deed of Contract Takeover Witkamp) shall be signed by N.J. Witkamp B.V. and Witkamp Holding B.V. as soon as practically possible after the Notarial Transfer and in any case within 10 Business Days after the Notarial Transfer.
19.    Sellers’ Cooperation
Cooperation with Purchaser’s Auditors and SEC Filing Requirements
19.1    The Sellers shall provide to the Purchaser (at the Purchaser’s expense) copies of, or shall provide the Purchaser access to, such factual information as may be reasonably requested in writing by the Purchaser, and in the possession or control of the Sellers, or its property manager or accountants, to enable the Purchaser’s auditor (Deloitte & Touche LLP or any successor auditor selected by the Purchaser) to conduct an audit of the income statements of the Property for the year 2019 plus up to the three prior calendar years. The Purchaser shall be responsible for all out-of-pocket costs associated with this audit. The Sellers shall cooperate (at no cost to the Sellers) with the Purchaser’s auditor in the conduct of such audit. In addition, the Sellers agree to provide to the Purchaser’s auditor, if requested by such auditor, historical financial statements for the Property, including income and balance sheet data for the Property, whether required before or after the Notarial Transfer Date. Without limiting the foregoing, (i) the Purchaser or its designated independent or other auditor may audit the Sellers’ operating statements of the Property, at the Purchaser’s expense, and the Sellers shall provide such documentation as the Purchaser or its auditor may reasonably request in writing in order to complete such audit, and (ii) the Sellers shall furnish to the Purchaser such financial and other information as may be reasonably required by the Purchaser or the Purchaser Affiliate to make any required filings with the Securities and Exchange Commission (“SEC”) or other governmental authority; provided, however, that the foregoing obligations of the Sellers shall be limited to providing such information or documentation as may be in the possession of, or reasonably obtainable by, the Sellers, its property manager or accountants, at no material cost to the Sellers, and in the format that the Sellers (or its property manager or accountants) have maintained such information.
Cooperation regarding U.S. federal income tax elections
19.2    The Sellers agree that, following the Notarial Transfer Date, the Association shall make an election on Internal Revenue Service Form 8875 to treat the Association as a “taxable REIT subsidiary” within the meaning of Internal Revenue Code Section 856(l) (the “TRS Election”).
19.3    Following the Notarial Transfer Date, Sellers shall:
(A)    (at the Purchaser’s expense) take (or cause their Affiliates to take) any action that may be reasonably requested by the Purchaser or its Affiliates in connection with making the TRS Election and the U.S. Tax Entity Classification Election; and
(B)    not take (and cause their Affiliates not to take), unless otherwise notified in writing by the Purchaser, any position on any tax or information return or in any tax audit or other tax contest that is inconsistent with the TRS Election or the U.S. Tax Entity Classification Election.
19.4    The Sellers hereby represent and warrant that:

(A)    each Seller is not a, and is not directly or indirectly owned by any, United States persons (as defined for U.S. federal income tax purposes);
(B)    to the knowledge of the Sellers (without inquiring the members of the Association to that respect), no other current member of the Association is, or is directly or indirectly owned by, a United States person (as defined for U.S. federal income tax purposes); and
(C)    no election has ever been made under U.S. Treasury Regulation Section 301.7701-3 with respect to the Association’s entity classification for U.S. federal income tax purposes.
19.5    The Purchaser undertakes to indemnify and hold each of the Sellers, the Association and the other current members of the Association harmless against all Damage in respect of any incremental US federal income taxes imposed on such persons solely as a result of the U.S. Tax Entity Classification Election and the TRS election. The indemnity in this Clause 19.5 shall not apply if any part of Clause 19.4 is not correct.
20.    Confidentiality and public announcement
20.1    Except to the extent required by Law or applicable stock exchange regulations and in case of such requirement only after prior consultation with the other Party, the Parties will not, disclose or use any information relating to the other Party, the Property or the transaction which is the subject of this Agreement that is of a confidential nature, subject to Clause 20.3.
20.2    No announcement or press release regarding this Agreement or any element thereof will be made or issued other than with the prior approval of each of the Parties.
20.3    The Purchaser and its representatives shall be entitled to retain one copy of the "Confidential Information" to the extent necessary in order to comply with any applicable laws or regulations and document retention policies, and shall only be required to use commercially reasonable efforts to return or destroy any materials stored electronically, and the Purchaser and its representatives shall not be required to return or destroy any electronic copy of the "Confidential Information" created pursuant to their standard electronic backup and archival procedures. Notwithstanding anything to the contrary herein, the Purchaser or Purchaser Affiliate or any entity advised by the Purchaser Affiliate) shall be permitted to disclose in press releases, SEC and other filings with governmental authorities, financial statements and/or other communications such information regarding the transaction contemplated by this Agreement and/or the terms of this Agreement and any such information relating to the property as may be necessary or advisable to comply with any applicable federal or state securities laws, rules, or regulations (including SEC rules and regulations), "generally accepted accounting principles," or other accounting rules or procedures or in accordance with Hines Global Income Trust Inc.’s prior custom, practice, or procedure. Without limiting the foregoing, Hines Global Income Trust Inc. may file this Agreement with the SEC after the execution of the same and may file a form "8-K" and/or prospectus supplement to which this Agreement may be attached.
21.    Binding effect
All the terms, provisions, representations, warranties, covenants and conditions of this Agreement shall only be binding upon and be enforceable by the Parties hereto after this Agreement has been signed by all Parties.
22.    Assignment
No Party may assign, transfer (whether directly or indirectly), charge, delegate, sub-contract, Encumbrance or otherwise deal with all or any rights or obligations under this Agreement without the approval of the other Party, which approval shall not be withheld or delayed unreasonably, other than the Purchaser who may freely assign, transfer (whether directly or indirectly), charge, delegate, sub-contract, Encumbrance (or otherwise deal with all or) any rights or obligations under this Agreement to a Purchaser Affiliate and/or the Financing Bank.
23.    Partial invalidity
In the event that one or more clauses of this Agreement is or is held invalid or unenforceable, the other clauses of this Agreement will continue to be effective. The Parties undertake that they will use all their reasonable endeavours to replace any invalid or unenforceable provision by a valid provision, the effect of which is as close as possible to the intended effect of the invalid or unenforceable provision, taking into account the object and the purpose of this Agreement.
24.    Exclusion
The Parties acknowledge and agree that the provisions of this Agreement shall derogate from, and exclude the applicability of, the provisions of title 1, chapters 1 up to and including 11 of book 7 of the Dutch Civil Code and section 6:89 of the Dutch Civil Code.
25.    Entire agreement
This Agreement contains all of the agreements between the Parties hereto with respect to the transactions contemplated by this Agreement and supersedes all earlier written and/or oral agreements with respect to the subject matter(s) hereof.
26.    Counterparts
This Agreement may be executed in any number of counterparts by the Parties to it, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.
27.    Expenses
Each Party hereto shall pay its own expenses incurred or to be incurred in connection with the negotiation and preparation of this Agreement and the consummation of the transaction contemplated by it.
28.    Interest
If any Party becomes liable to pay any sum pursuant to this Agreement, whether a fixed sum or by way of Damage or otherwise, this Party will be liable to pay interest on such sum from the due date for payment at the annual rate of 4% accruing on a daily basis until payment is made, whether before or after any judgment.
29.    Dissolution and annulment
Subject to the Notarial Transfer and to the extent permitted by law, as from the moment of the execution of the Deed of Transfer, each of the Parties, waives its rights, if any, to:
(A)    in whole or in part annul (vernietigen) or dissolve (ontbinden) this Agreement; or
(B)    invoke section 6:228 of the Dutch Civil Code in the sense that an error (dwaling) shall remain for the risk and account of the Party in error as referred to in section 6:228, subsection 2 of the Dutch Civil Code; or

(C)    alter the nature of this Agreement on the basis of unforeseen circumstances (onvoorziene omstandigheden) or suspend (opschorten) any of the obligations assumed hereunder; or
(D)    instigate any action to do the same.
30.    The Notary
30.1    The Parties declare to be aware of the fact that the Notary works with Simmons & Simmons LLP, which firm is the advisor of the Purchaser in relation to this Agreement and the transactions contemplated therein.
30.2    With reference to the rules of the Code of Conduct 2011 (Verordening Beroeps- en Gedragsregels 2011) as established by the board of the Royal Notarial Professional Organisation (Koninklijke Notariële Beroepsorganisatie), the Parties hereby grant their explicit consent to:
(A)    the Notary executing the Deed of Transfer; and
(B)    the Purchaser being advised and represented by Simmons & Simmons LLP in relation to this Agreement, the Deed of Transfer and any agreement that may be concluded, or any dispute that may arise, in connection therewith.
31.    No implied waiver
31.1    No delay or omission of any Party in exercising any right, power or privilege under this Agreement shall operate to impair such right, power or privilege or be construed as a waiver thereof and any single or partial exercise of such right, power or privilege shall not preclude any other or future exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided are cumulative and non-exclusive of any rights or remedies provided by law, unless the Parties expressly agree otherwise.
31.2    Neither Party be entitled to set off (verrekenen) or suspend (opschorten) any payment pursuant to this Agreement.

32.    Notices
32.1    Except as otherwise required by law, all notices, announcements, summons and communications pursuant to this Agreement shall be delivered to the addresses stated hereunder (or to such other address as a Party has communicated to the other Party(ies) in accordance with this clause) by registered mail with return receipt or by courier and always accompanied by an email:
(A)    if directed to the Purchaser:
Hines Fresh Park Venlo B.V.
Attn: A. Smith
Address:     Venrayseweg 102
5928 RH Venlo
the Netherlands

With a required copy to:

Simmons & Simmons at (1082 MC) Amsterdam, Claude Debussylaan 247, to the attention of Messrs. Rob Hendriks and Martijn Stuart, e-mail rob.hendriks@simmons-simmons.com and martijn.stuart@simmons-simmons.com,

(B)    if directed to the Sellers:
ABC Westland Beheer B.V. and ABC Westland Beheer C.V.
Attn: H. Rijsdijk
Address:    ABC Westland 200
2685 DC Poeldijk
the Netherlands
Van Rijn Beheer Poeldijk B.V. and Windtmeulen Beheer B.V.
Attn: A. van der Windt and D. Vermeulen
Address:    ABC Westland 137
2685 DB Poeldijk
the Netherlands
KMB Vastgoed B.V.
Attn: M. Valstar
Address:    ABC Westland 104
2685 DB Poeldijk
the Netherlands
With a required copy to:

Buren N.V. at (2517 JR) The Hague, Johan de Wittlaan 15, to the attention of Mr. Pieter van den Berg, e-mail p.vandenberg@burenlegal.com and

Eveda Capital at (3621 TB) Breukelen, Winterakoniet 9, to the attention of Mr. Olivier Takx, e-mail otakx@evedacapital.nl.

32.2    Notices and announcements delivered in accordance with the provisions of, and pursuant to, this Agreement shall be deemed to have been received at the following moments:
(A)    if sent by registered letter or courier: at the date of delivery evidenced by the return receipt; and
(B)    if sent via email: at the date and time of sending to the recipient.
32.3    The delivery of the copy of any announcements, communications or notices in accordance with this Agreement shall not constitute or deem to constitute notices or announcements delivered to a Party in accordance with this Agreement until such notice or communication has been delivered in accordance with this Agreement to that Party as well.
33.    Amendment and embodiment
This Agreement shall not be amended or modified except in writing when duly signed by authorised signatories of each Party.
34.    Governing law and jurisdiction
34.1    This Agreement and any contractual and non-contractual obligations arising there from shall be governed exclusively by Dutch law.

34.2    Unless otherwise stipulated in this Agreement, disputes arising out of or in connection with this Agreement or further agreements resulting thereof shall in first instance be settled by the competent court in Amsterdam, the Netherlands, subject to appeal and appeal in the second instance. The Parties irrevocably waive any rights that they may have or acquire to object to the jurisdiction of these courts.
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Signature page(s) follow

SIGNATURE PAGE
This Agreement is signed in duplicate.

Sellers
ABC WESTLAND BEHEER B.V. as general partner (beherend vennoot) on behalf of ABC WESTLAND BEHEER C.V.

/s/ H.W. Rijsdijk
By: H.W. Rijsdijk
Date: 3/5/2019
Place: Amsterdam

ABC WESTLAND BEHEER B.V. VAN RIJN BEHEER POELDIJK B.V.

/s/ H.W. Rijsdijk	/s/ A.E. van der Windt
By: H.W. Rijsdijk	By: A.E. van der Windt
Date: 3/5/2019	Date: 3/5/2019
Place: Amsterdam	Place: Amsterdam

KMB VASTGOED B.V. WINDTMEULEN BEHEER B.V.

/s/ O. Takx	/s/ A.E. van der Windt
By: O. Takx	By: A.E. van der Windt
Date: 3/5/2019	Date: 3/5/2019
Place: Amsterdam	Place: Amsterdam

Purchaser
HGIT ABC WESTLAND 200 POELDIJK COOPERATIVE U.A.

/s/ Andy N. Smith	/s/ A.F. uit de Bos
By: Andy N. Smith	By: A.F. uit de Bos
Date: 3/5/2019	Date: 3/5/2019
Place: Amsterdam	Place: Houston

Schedule 1– PROPERTY

Plots owned by the Sellers which will be transferred to the Purchaser
Nr.	Cadastral plots	Legal owner / Seller(s)	Address	Designated use and plot size
1.	Monster K 5544
▪    ABC Westland Beheer B.V. (25/100) (involved partnership: ABC Westland Beheer C.V.);
▪    Van Rijn Beheer Poeldijk B.V. (21/100) (involved partnership: ABC Westland Beheer C.V.);
▪    Kmb Vastgoed B.V. (45/100);
▪    Windtmeulen Beheer B.V. (9/100).
			▪ Not further specified.	▪ Water; ▪ 6,110 sq. m.
2.	Monster K 5819
▪    ABC Westland Beheer B.V. (25/100) (involved partnership: ABC Westland Beheer C.V.);
▪    Van Rijn Beheer Poeldijk B.V. (21/100) (involved partnership: ABC Westland Beheer C.V.);
▪    Kmb Vastgoed B.V. (45/100);
▪    Windtmeulen Beheer B.V. (9/100).
			▪ Not further specified.	▪ Land; ▪ 125 sq. m.
3.	Monster K 6448	▪ ABC Westland Beheer B.V. (25/100) (involved partnership: ABC Westland Beheer C.V.); ▪ Van Rijn Beheer Poeldijk B.V. (21/100); ▪ Kmb Vastgoed B.V. (45/100); ▪ Windtmeulen Beheer B.V. (9/100).	▪ Not further specified.	▪ Roads; ▪ 165 sq. m.
4.	Monster K 6480
▪    ABC Westland Beheer B.V. (25/100) (involved partnership: ABC Westland Beheer C.V.);
▪    Van Rijn Beheer Poeldijk B.V. (21/100) (involved partnership: ABC Westland Beheer C.V.);
▪    Kmb Vastgoed B.V. (45/100);
▪    Windtmeulen Beheer B.V. (9/100).
			▪ Not further specified.	▪ Land; ▪ 137 sq. m.
5.	Monster K 6610	▪ ABC Westland Beheer B.V. (involved partnership: ABC Westland Beheer C.V.).	▪ Not further specified.	▪ Land (new development business location); ▪ 2,830 sq. m.
6.	Monster K 6612	▪ ABC Westland Beheer B.V. (involved partnership: ABC Westland Beheer C.V.).	▪ Not further specified.	▪ Water; ▪ 25 sq. m.
7.	Monster K 6614	▪ ABC Westland Beheer B.V. (involved partnership: ABC Westland Beheer C.V.).	▪ Not further specified.	▪ Water; ▪ 325 sq. m.
8.	Monster K 6616	▪ ABC Westland Beheer B.V. (25/100) (involved partnership: ABC Westland Beheer C.V.); ▪ Van Rijn Beheer Poeldijk B.V. (21/100); ▪ Kmb Vastgoed B.V. (45/100); ▪ Windtmeulen Beheer B.V. (9/100).	▪ Not further specified.	▪ Land (new development business location); ▪ 365 sq. m.
9.	Monster K 7944	▪ ABC Westland Beheer B.V.	▪ Not further specified.	▪ Not further specified; ▪ 8,347 sq. m. (provisional).
10.	Monster K 6679
▪    ABC Westland Beheer B.V. (25/100) (involved partnership: ABC Westland Beheer C.V.);
▪    Van Rijn Beheer Poeldijk B.V. (21/100) (involved partnership: ABC Westland Beheer C.V.);
▪    Kmb Vastgoed B.V. (45/100);
▪    Windtmeulen Beheer B.V. (9/100).
			▪ ABC Westland 467 (2685 DE) Poeldijk; ▪ ABC Westland 468 (2685 DE) Poeldijk; ▪ ABC Westland 469 (2685 DE) Poeldijk.	▪ Business location (industrial) and land; ▪ 18,371 sq. m.
11.	Monster K 6716	▪ ABC Westland Beheer B.V. (involved partnership: ABC Westland Beheer C.V.).	▪ Not further specified.	▪ Roads; ▪ 75 sq. m.
12.	Monster K 6720	▪ ABC Westland Beheer B.V.	▪ Not further specified.	▪ Land; ▪ 20 sq. m.

Plots owned by the Sellers which will be transferred to the Purchaser
13.	Monster K 6747
▪    ABC Westland Beheer B.V. (25/100) (involved partnership: ABC Westland Beheer C.V.);
▪    Van Rijn Beheer Poeldijk B.V. (21/100) (involved partnership: ABC Westland Beheer C.V.);
▪    Kmb Vastgoed B.V. (45/100);
▪    Windtmeulen Beheer B.V. (9/100).
			▪ Not further specified.	▪ Roads; ▪ 3,699 sq. m.
14.	Monster K 7945	▪ ABC Westland Beheer B.V. (involved partnership: ABC Westland Beheer C.V.).	▪ Not further specified.	▪ Not further specified; ▪ 2,479 sq. m. (provisional).
15.	Monster K 6768	▪ ABC Westland Beheer B.V.	▪ Not further specified.	▪ Land (grassland); ▪ 120 sq. m.
16.	Monster K 6800	▪ ABC Westland Beheer B.V.	▪ Not further specified.	▪ Water; ▪ 80 sq. m.
17.	Monster K 6801	▪ ABC Westland Beheer B.V. (involved partnership: ABC Westland Beheer C.V.).	▪ Not further specified.	▪ Business location (mains services); ▪ 8 sq. m.
18.	Monster K 6802	▪ ABC Westland Beheer B.V. (involved partnership: ABC Westland Beheer C.V.).	▪ Not further specified.	▪ Roads; ▪ 1,452 sq. m.
19.	Monster K 7940
▪    ABC Westland Beheer B.V. (25/100) (involved partnership: ABC Westland Beheer C.V.);
▪    Van Rijn Beheer Poeldijk B.V. (21/100) (involved partnership: ABC Westland Beheer C.V.);
▪    Kmb Vastgoed B.V. (45/100);
▪    Windtmeulen Beheer B.V. (9/100).

▪    ABC Westland 100 (2685 DB) Poeldijk;
▪    ABC Westland 108 (2685 DB) Poeldijk;
▪    ABC Westland 120 (2685 DB) Poeldijk;
▪    ABC Westland 150 (2685 DB) Poeldijk;
▪    ABC Westland 200 (2685 DC) Poeldijk;
▪    ABC Westland 206 (2685 DC) Poeldijk;
▪    ABC Westland 208 (2685 DC) Poeldijk;
▪    ABC Westland 210 (2685 DC) Poeldijk;
▪    ABC Westland 242 (2685 DC) Poeldijk;
▪    ABC Westland 242 A1 (2685 DC) Poeldijk.
▪ Not further specified; ▪ 199,426 sq. m. (provisional).
20.	Monster K 7289
▪    ABC Westland Beheer B.V. (25/100) (involved partnership: ABC Westland Beheer C.V.);
▪    Van Rijn Beheer Poeldijk B.V. (21/100) (involved partnership: ABC Westland Beheer C.V.);
▪    Kmb Vastgoed B.V. (45/100);
▪    Windtmeulen Beheer B.V. (9/100).
			▪ Not further specified.	▪ Residential and land; ▪ 1,288 sq. m. (provisional).
21.	Monster K 7591
▪    ABC Westland Beheer B.V. (25/100) (involved partnership: ABC Westland Beheer C.V.);
▪    Van Rijn Beheer Poeldijk B.V. (21/100) (involved partnership: ABC Westland Beheer C.V.);
▪    Kmb Vastgoed B.V. (45/100);
▪    Windtmeulen Beheer B.V. (9/100).
			▪ Not further specified.	▪ Residential and land; ▪ 38,724 sq. m. (provisional).
22.	Monster K 7593
▪    ABC Westland Beheer B.V. (25/100) (involved partnership: ABC Westland Beheer C.V.);
▪    Van Rijn Beheer Poeldijk B.V. (21/100) (involved partnership: ABC Westland Beheer C.V.);
▪    Kmb Vastgoed B.V. (45/100);
▪    Windtmeulen Beheer B.V. (9/100).
			▪ Not further specified.	▪ Residential and land; ▪ 1,786 sq. m. (provisional).

Plots owned by the Sellers which will be transferred to the Purchaser
23.	Monster K 7743
▪    ABC Westland Beheer B.V. (25/100) (involved partnership: ABC Westland Beheer C.V.);
▪    Van Rijn Beheer Poeldijk B.V. (21/100) (involved partnership: ABC Westland Beheer C.V.);
▪    Kmb Vastgoed B.V. (45/100);
▪    Windtmeulen Beheer B.V. (9/100).
			▪ Not further specified.	▪ Residential; ▪ 898 sq. m. (provisional).
24.	Monster K 7745
▪    ABC Westland Beheer B.V. (25/100) (involved partnership: ABC Westland Beheer C.V.);
▪    Van Rijn Beheer Poeldijk B.V. (21/100) (involved partnership: ABC Westland Beheer C.V.);
▪    Kmb Vastgoed B.V. (45/100);
▪    Windtmeulen Beheer B.V. (9/100).
			▪ Not further specified.	▪ Residential and land; ▪ 2,761 sq. m. (provisional).
25.	Monster K 7823	▪ ABC Westland Beheer B.V. (involved partnership: ABC Westland Beheer C.V.).	▪ Not further specified.	▪ Residential and land; ▪ 1,035 sq. m. (provisional).
26.	Monster K 7824	▪ ABC Westland Beheer B.V. (involved partnership: ABC Westland Beheer C.V.).	▪ Not further specified.	▪ Residential; ▪ 330 sq. m. (provisional).
27.	Monster K 7937
▪    ABC Westland Beheer B.V. (25/100) (involved partnership: ABC Westland Beheer C.V.);
▪    Van Rijn Beheer Poeldijk B.V. (21/100) (involved partnership: ABC Westland Beheer C.V.);
▪    Kmb Vastgoed B.V. (45/100);
▪    Windtmeulen Beheer B.V. (9/100).
			▪ Not further specified.	▪ Not further specified; ▪ 1,701 sq. m. (provisional).
28.	Monster K 7938
▪    ABC Westland Beheer B.V. (25/100) (involved partnership: ABC Westland Beheer C.V.);
▪    Van Rijn Beheer Poeldijk B.V. (21/100) (involved partnership: ABC Westland Beheer C.V.);
▪    Kmb Vastgoed B.V. (45/100);
▪    Windtmeulen Beheer B.V. (9/100).
			▪ Not further specified.	▪ Not further specified; ▪ 161 sq. m. (provisional).
29.	Monster K 7827	▪ ABC Westland Beheer B.V. (involved partnership: ABC Westland Beheer C.V.).	▪ Not further specified.	▪ Residential; ▪ 63 sq. m. (provisional).

Schedule 2    – DEED OF TRANSFER

Schedule 3    – LEASE AGREEMENT VALSTAR

Schedule 4    – DATA ROOM USB

Schedule 5    – SELLERS’ WARRANTIES
1.    Power and authority
1.1    The Sellers warrant that each of them have the power to enter into, perform and deliver, and has taken all necessary action to authorise entry into, performance and delivery of, this Agreement, and the transactions contemplated in this Agreement.
1.2    Each of the Sellers has obtained all consents, approvals and permits whether governmental, regulatory, corporate or otherwise relating to the transactions contemplated by this Agreement.
1.3    On the Notarial Transfer Date:
(A)    the Sellers have the sole legal and beneficial ownership of the Property;
(B)    the Sellers are duly authorised to transfer the Property;
(C)    no party is exercising any right of retention in respect of the Property; and
(D)    the Property is not subject to any claims regarding (the title to) the Property.
Non-conflict with other obligations
1.4    Neither the execution of this Agreement or any other transaction document nor the consummation of the transaction contemplated thereby performed by each of the Sellers or any other member of the Sellers’ Group does or will constitute a violation of any agreement or obligation binding on any of the Sellers or any other member of the Sellers’ Group nor is there any pending or threatened action, nor is there any basis for such action, which might jeopardise the validity of this Agreement or any other transaction document or challenge the transactions contemplated thereby neither does it infringes with any third party rights nor does it breach any other kind of obligation.
1.5    Entering into this Agreement and performance by each of the Sellers of this Agreement and the transactions contemplated by this Agreement, do not and will not conflict with its constitutional documents.
1.6    Entering into and performance by each of the Sellers of and the transactions contemplated by this Agreement do not conflict with any law or regulation applicable to it on the Notarial Transfer Date.
1.7    No insolvency or similar proceedings have been applied for or instituted against the assets (including but not limited to the Property) of any of the Sellers. There are no circumstances which would justify the institution of such proceedings or measures or any actions seeking to void or challenge this Agreement under insolvency Law. None of the Sellers are unable to pay its debts as they fall due, nor is a negative net worth or illiquidity imminent. None of the Sellers have ceased or suspended its payments or entered into or offered any debt settlement agreements or similar arrangements with creditors.
1.8    This Agreement and the obligations undertaken in connection with the transaction contemplated herein constitute or will constitute, following the execution thereof, the valid and legally binding obligations of the Sellers, enforceable against it in accordance with their respective terms.

2.    The Membership Rights
2.1    Each of the Sellers has full, sole and unassailable (onaantastbaar) legal and beneficial title to and ownership of the Membership Rights.
2.2    The Membership Rights have been validly acquired and are free and clear of any Encumbrances. All due contributions to the Association in connection with the Membership Rights have been paid in full.
2.3    None of the Sellers nor the Association have granted any rights to acquire membership rights in the Association through subscription, option, conversion or otherwise.
2.4    None of the Sellers nor the Association have an actual or contingent obligation to sell or transfer any of the Membership Rights to a third party or to create any Encumbrance in respect of the Membership Rights, with the exception of the obligations of the Sellers to the Purchaser arising out of this Agreement and the Deed of Transfer.
2.5    Each of the Sellers has full right, power and authority to sell, transfer and deliver the Membership Rights on the terms of the Agreement without co-operation, approval or authorisation of others including any judicial authority.
2.6    Each of the Sellers has acquired title to the Membership Rights by deeds of transfer or issue which have been duly executed and authorised and neither the transfer nor the title underlying any of the aforementioned transfers or issues can be dissolved, annulled or declared null and void.
2.7    No resolution has been adopted within the Association which still needs to be effected after the Notarial Transfer Date.
3.    Existing ROFR Rights
3.1    The Sellers have full, sole and unassailable (onaantastbaar) legal and beneficial title to and ownership of the Existing ROFR Rights and the Sellers have not granted any rights to any third party to acquire the Existing ROFR Rights.
3.2    The Existing ROFR Rights have been validly acquired, are enforceable within their terms and are free and clear of any Encumbrances.
3.3    The Existing ROFR Rights are freely transferrable and no assignment or transfer restrictions apply in respect of the Existing ROFR Rights nor are included in the underlying documentation pursuant to which the Existing ROFR Rights have been acquired or transferred to the Sellers.
3.4    The Sellers have full right, power and authority to sell, transfer and deliver the Existing ROFR Rights on the terms of the Agreement without co-operation, approval or authorisation of others including any judicial authority.
3.5    The Sellers have acquired title to the Existing ROFR Rights by deeds of transfer which have been duly executed and authorised and neither the transfer nor the title underlying any of the aforementioned transfers can be dissolved, annulled or declared null and void.
4.    Rights in rem, qualitative obligations, attachments
4.1    On the Notarial Transfer Date the Property will be free of Encumbrances or any registration (inschrijving) thereof.

4.2    Other than as set out in the Deed of Transfer or this Agreement, there are no:
(A)    obligations entailed by a particular title within the meaning of article 6:252 DCC (kwalitatieve verplichtingen);
(B)    easements or servitudes;
(C)    covenants or perpetual clauses in any subsequent transfer that need to be imposed upon the Purchaser;
(D)    claims by a local authority (ongevorderd) with respect to the Property and no third Party is using the Property without any right or title; and
(E)    priority, option, preferential and/or pre-emption rights granted to third parties with respect to the Property which have not been waived by the relevant third parties.
5.    Charges and costs
The charges as mentioned in Clause 5.1 have been paid, in so far as the relevant assessments have been imposed.
6.    State of the Property
6.1    The Property has been built, used and maintained in accordance with all relevant contracts, standards, permits and regulations. The Property is in good condition, there are no maintenance backlogs, no contaminations, no defects known by the Sellers or announced by a Lessee which have not been remedied and no non-operating capital expenditures which may arise or have been or will be accelerated due to the failure to have had performed preventive maintenance on any of the buildings and other improvements on the Property by the Sellers.
6.2    The environmental quality of the soil does not prevent the intended use of the Property and shall not have an adverse effect on the Property.
6.3    The Sellers have obtained all usual guarantees, (building) warranties, reports and clearances issued by architects, builders, designers and consultants, which have been involved in the restructuring, construction and/or design of the Property, and all of these are transferrable.
6.4    The Sellers have not received any written notification with respect to pending proceedings concerning the expropriation or re-classification as public interest property of the Property or restitution claims to the Property or any part thereof by any governmental authority which might have an adverse effect on the Property or the use and enjoyment thereof at any time by the Purchaser.
6.5    The Property has legally enforceable rights to water, sewerage, electric, telephone and internet utility services adequate to fully serve the Property as currently operated and all such services reach the Property by using valid and irrevocable easements.
7.    Environment and Permits
7.1    For all structures on the Property, if and when required by law, all integrated environmental permits and notifications pursuant to the Activities Decree (Activiteitenbesluit) and the Building Decree 2012 (Bouwbesluit 2012) and all required energy labels have been issued and/or obtained and have become final and conclusive. The Property complies with all zoning regulations, issued integrated environmental permits and all applicable (general)

rules pursuant to the Activities Decree. Furthermore, all notifications pursuant to the Building Decree 2012 have been issued.
7.2    No revocation nor, where a permit applicable to the Property may need to be renewed, non-renewal of any permit is threatened, nor are the Sellers aware of any fact or circumstance which might give rise to revocation or non-renewal of any permit applicable to the Property.
7.3    The permitted use under the Leases is in accordance with the zoning plan.
7.4    No (additional) environmental (building) permit is required for the interior of the building.
7.5    No material complaints from the neighbours have been received regarding on subjects of nuisance such as noise, air or odour pollution which could potentially result in legal proceedings.
7.6    The Sellers have fully and timely complied with the Environmental Laws and all environmental and planning requirements under public law. No municipal, federal, provincial, governmental, local or other competent (semi) governmental authority has given any directive or order to the Sellers in connection with any (possible) pollution of the environment or non-compliance with Environmental Laws nor have the Sellers taken any action or failed to take any action that would give rise to any liability of the Sellers under any Environment Laws.
7.7    The Property is free from any Hazardous Substance and the quality and status of the soil, ground water and waste water will not give rise to any audits, investigations, orders or remedial measures under any Environmental Laws.
8.    Public and civil law
8.1    There are no administrative or criminal enforcement actions pending, announced or expected.
8.2    The Property has not been included in (pending applications for) a designation order or any entry of the Property in a register:
(A)    as protected monument within the meaning of the Dutch Monuments and Historic Buildings Act 1988 (Monumentenwet 1988);
(B)    as an urban or village conservation area or proposal thereto in the sense of the Dutch Monuments and Historic Buildings Act (Monumentenwet 1988);
(C)    as a protected monument by the municipal or provincial authorities, except for preparations by the Municipality to designate the Property as a municipal monument.
8.3    The Sellers are not aware that the municipality has adopted any urban renewal plan (“stadvernieuwingsplan”) or environmental order (“leefmilieuverordening”) within the meaning of the former Urban and Rural Regeneration Act (“Wet op de stads- en dorpsvernieuwing”) involving the Property;
8.4    The Sellers are not aware that the Property has been included in any designation, listing order or registration as an urban or village conservation area (“beschermd stads- of dorpsgezicht”) or in a pending request for an advice on such matters.
8.5    The use of the Property by the Lessee does not violate public or private law. The Property complies with all national and local norms, especially regarding fire and life safety.

8.6    There are neither qualified rights (tolerance obligations) registered in relation to the Property as defined in the Public Works (Removal of the Impediments in Private Law) Act (Belemmeringenwet Privaatrecht), nor have the Sellers received any notices as defined in sections 2 or 8a of that Act.
8.7    No restrictions under public law in relation to the Property have been entered in the municipal register of restrictions of the Land Registry.
8.8    All requisite approvals necessary to own, develop, operate, maintain and use the Property have been issued and are in full force and effect.
8.9    The Sellers have all permits (including but not limited to all-in-one permits (omgevingsvergunningen)), licenses, consents, permissions, approvals and exemptions required for the Property and to operate and to carry on ABC Westland in the ordinary course and the Sellers have complied with the conditions of such permits, licenses, consents, permissions, approvals and exemptions and none of the Sellers have received written notice that it is in default under any such permits, licenses, consents, permissions, approvals and exemptions and, to Sellers’ best knowledge, there are no circumstances likely to give rise to any such material default.
9.    Leases
9.1    On the Notarial Transfer Date:
(A)    the Property is leased out in accordance with the Lease Overview and all of the information set forth in the Lease Overview including but not limited to the names of the tenants, date of the Leases and rental incomes, is true correct and accurate and the Lease Overview contains all Leases;
(B)    the Property has no defect within the meaning of article 7:204 DCC and the current state of the leased premises is good and well maintained;
(C)    the Sellers do not lack any necessary permits to lease out respectively to rent the Property;
(D)    the Sellers have fulfilled all their obligations under the Leases;
(E)    the Lessees have performed all their materially (payment of rent) obligations due under the Leases;
(F)    none of the Lessees have given any written notice of default or breach under its Lease on the part of the Sellers as landlord, nor any written notice of such Lessee’s intention to terminate its Lessee or to dispute or challenge the binding effect of any of the provisions thereof or to change materially the terms on which it does business with the Sellers;
(G)    the Leases are valid, enforceable and in full force and in effect. The Leases constitute the entire agreement between the (relevant) Seller(s) and the Lessees and there are no other (verbal) agreements with the Lessees in place which will be transferred to the Purchaser, there are no undisclosed free rent periods, rent reductions and rebates and the Leases do not include any break option or early termination rights of the Lessees, other than those listed in the Lease Overview;
(H)    none of the Leases, nor any of the rents or other amounts payable thereunder, have been assigned, pledged or Encumbered;

(I)    no rent-free periods or any other (lease) incentives have been granted to the Lessees other than as apparent from the Lease Overview;
(J)    there are no disputes with any of the Lessees, nor are any disputes to be expected;
(K)    the permitted use as described in the Leases is in accordance with the use as stipulated by any of the authorities and the Sellers have at all times ensured that the activities performed in the leased premises by the Lessees were regularly monitored and, in the event of clear signals of any illegal activity, was being duly acted upon by or on behalf of the Sellers;
(L)    the Lessees do not perform nor have performed any soil polluting activities at the leased premises;
(M)    each of the leased premises under the Leases shall be delivered by the Lessee to the landlord at the end of the term of the Lease as described in the delivery report (if any), however, at least in a well-maintained state and good condition, without any defects and free from any damages, at least in accordance with the standards prescribed by the Dutch Council for Real Estate Matters (Raad voor Onroerende Zaken) and/or Dutch law. There are no delivery reports drawn up in relation to the Leases which prescribe reinstatement of the leased premises by the Lessee on less favourable terms (from a landlord’s perspective), other than Fairly Disclosed; and
(N)    the rental securities provided by the Lessees are the full amounts required under the Leases and are not invoked by the Sellers nor will be invoked before or on the Notarial Transfer Date.
10.    Solar Warranties
10.1    The Sellers are the sole and exclusive legal and beneficiary owners of all right, title and interest in all of the Solar PV System and such Solar PV System is not subject to any Encumbrance or any other right of any other third party.
10.2    The Solar PV System comprises all assets that will be required or used to operate the Solar PV System.
10.3    The Solar PV System is free from any visible or invisible defects, is in a good state of maintenance and repair and fit for use.
10.4    The Solar PV System has been built in conformity with the EPC Contract including all technical specifications especially the technical specifications and other specifications relevant to the guarantees as granted under the EPC Contract including but not limited to the manufacturers guarantees.
10.5    The Solar PV System has after commissioning not been subject to any material defect and the Solar PV System is being operated and maintained by the Sellers in accordance with (i) all product guarantees under the EPC Contract; and (ii) current industry standards as applied by top tier O&M parties in the Netherlands.
10.6    The Sellers are the sole holder of the SDE Grant granted in connection with the Solar PV System and the underlying subsidy request has been duly drafted and submitted by the Sellers.
10.7    The Solar PV System has been operated in compliance with the SDE Grant and the SDE Subsidy and the Sellers are in full compliance with their obligations under the SDE Grant and the SDE Subsidy.

10.8    The Lease with the Lessee Witkamp in connection with the Solar PV System has been structured as a lease agreement. This Lease excludes any possibility that the use of the Solar PV System by the Lessee Witkamp would constitute a supply of electricity subject to energy tax (Energiebelasting), VAT and Surcharge for Sustainable Energy due under the ‘Wet Opslag Duurzame Energieopwek (ODE)’.
10.9    No other agreements, whether verbal or in writing, pertaining to the Solar PV System exist other than the agreements included in Annex 1 and no obligations are in place other than those which appear from such agreements.
10.10    All obligations pursuant to the agreements entered into in relation to the Solar PV System which have become due have been complied with.
10.11    All agreements in respect of the Solar PV System as included in Annex 1 are in full force and will not be terminated as a result of the transactions contemplated by this Agreement.
10.12    The Sellers have observed and performed all the terms and conditions arising from the agreements in respect of the Solar PV System to which it is a party.
10.13    The Sellers are party to all contracts and arrangements which are necessary to operate and maintain the Solar PV System, and all of these agreements are transferable.
10.14    There has been no violation by the Sellers of any law or regulation in connection with the Solar PV System.
11.    Insurance
The Sellers are, and have been in the past, properly and adequately insured to a standard and against those risks as is customary for being the owner of the Property.
12.    Intellectual Property Rights
12.1    Schedule 8 (Intellectual Property Rights) contains a complete and accurate list of all Intellectual Property Rights used by the Sellers in relation to the Property.
12.2    The Sellers are the sole legal and beneficial owner free from Encumbrances of the Intellectual Property Rights and (where such property is capable of registration) the registered proprietor or authorised user thereof.
12.3    The Sellers are not aware of any infringement of the Intellectual Property Rights or of any rights relating to them by any person.
12.4    On the Notarial Transfer Date, the Sellers shall transfer all its Intellectual Property Rights in relation to the Property to the Purchaser.
13.    Disputes and litigation
On the Notarial Transfer Date there are no ongoing, pending or expected disputes or litigation in relation to the Property.
14.    GDPR
14.1    With respect to all the Personal Data belonging to, and/or processed in connection with, the Property, the Leases and/or the Lessees, such Personal Data has at all times be in compliance with the Data Protections Laws in all respect.

14.2    The Sellers have with respect to all the Personal Data belonging to, and/or processed in connection with, the Property the Leases and/or the Lessees:
(A)    undertaken appropriate due diligence on any third parties appointed to process Personal Data (“Processors”); and
(B)    an agreement in place with each Processor which complies with all applicable requirements of the Data Protection Laws including, in relation to Processor contracts within the scope of the GDPR, incorporating the terms stipulated by Article 28 of the GDPR.
14.3    The Sellers have not in the period of 24 months preceding the date of this Agreement received any:
(A)    notice, request, letter or other communication from any Supervisory Authority, or been subject to any enforcement action (including any fines or other sanctions), in each case relating to a breach or alleged breach of its obligations under the Data Protection Laws; or
(B)    claim, complaint, letter or other communication from a data subject or any other person claiming a right to compensation under the Data Protection Laws, or alleging any breach of the Data Protection Laws, and there is no fact or circumstance that may lead to any such notice, request, letter, communication, claim, complaint or enforcement action.
15.    OFAC/Patriot Act AML and FCPA
Neither the Sellers, nor any of their officers, managers nor directors, nor any direct or indirect owner of 10% or more of the beneficial interests in any of the Sellers, nor, to the Sellers’ Knowledge, any other beneficial owner of any of the Sellers:
(A)    is listed in the "Alphabetical Listing of Blocked Persons, Specially Designated Nationals, Specially Designated Terrorists, Specially Designated Global Terrorists, Foreign Terrorist Organizations, and Specially Designated Narcotics Traffickers" (the "OFAC List") published by the United States Office of Foreign Assets Control, as in effect from time to time, and as such list is located on the U.S. Department of Treasury’s website: http://www.treasury.gov/resource-center/sanctions/SDN-List/Pages/default.aspx;
(B)    is a person or entity who has been determined by a competent authority to be subject to the prohibitions contained in Executive Orders issued by the United States government pertaining to the OFAC List (the "U.S. Executive Orders") or, to the Sellers’ Knowledge, is otherwise a person, entity or government with whom a United States person is prohibited from transacting business of the type contemplated by this Agreement, whether such prohibition arises under United States law, regulation and/or executive orders;
(C)    is owned or controlled by, or acts for or on behalf of, any person or entity on the OFAC List or any other person or entity who has been determined by competent authority to be subject to the prohibitions contained in the U.S. Executive Orders pertaining to the List (any person referenced in this provision, or in provisions (A)-(B) above, is hereby referred to herein as a "Blocked Person"); and/or
(D)    has made any bribe or other financial inducement to a public official or governmental employee in the past in connection with the acquisition, financing, operation or otherwise pertaining to the Property in violation of the Foreign Corrupt Practices Act of the United States of America and the rules and regulations promulgated thereunder.

16.    Information
16.1    All information contained in the Agreement and all information and documentation provided by the Sellers to the Purchaser and its advisers relating to the Property and the transactions contemplated by this Agreement, are accurate and correct and do not contain any untrue statement of a material fact or, considered in the context in which presented, omit to state a material fact necessary in order to make the statements and information contained herein or therein not misleading.
16.2    The Sellers have not withheld any information from the Purchaser which if such information had been known to the Purchaser would have caused the Purchaser not to enter into this Agreement or to have entered it on different terms.

ANNEX - 1
EPC

•	DR 6.18.3.2.1 (opdrachtbevestiging Solarnrg 151022) and DR 6.2.54 qa46b (opdracht 2250 zonnepanelen solarnrg 180614)
EPC SOLAR NRG dated 22 June 2015 (DR 6.18.3.2.1) and 14 June 2018 (6.2.54 qa46b) are including guarantees provided in connection with the leased premises located Hal A1, Hal A3, Hal A5, Hal B, Hal C and Hal D4.
Energy agreements

•	DR 1.2.3.7 (Westland energie levering gas)
The Grid Connection Agreement Gas dated 22 January 2014 with Westland Infra Netbeheer B.V. (local grid manager).

•	DR 1.2.3.6 (Westland energie levering elektriciteit)
Connection agreement electricity dated 16 January 2014 with Westland Infra Netbeheer B.V. (manager grid manager).

•	DR 1.2.3.4 (Nuon gasleverantie)
Energy supply agreement gas dated 26 February 2018 with N.V. Nuon Sales Nederland.

•	DR 1.2.3.2 (Essent elektraleverantie)
Energy supply agreement electricity dated 7 October 2015 and 29 September 2017 with E.ON.
16.3

Schedule 6    – LEASE OVERVIEW

Schedule 7    – ABC OPTION AGREEMENT

Schedule 8    – INTELLECTUAL PROPERTY RIGHTS
URL: www.abcwestland.nl and www.abcwestland.com (domain name holder is ABC Westland Beheer), including all email addresses “@abcwestland.nl”
Drawings and/or sketches of the newly build property in own management: A3.1, A5.1, D4 en D6.2

Schedule 9    – NOTARY LETTER

Schedule 10    – HOTS A.3.2

Schedule 11    – APA BUSINESS

Schedule 12    – DUE DILIGENCE FINDINGS
Compensation for the following Due Diligence Findings have been included in the adjusted Purchase Price:

1.	Lease Incentives Any and all (lease) incentives granted to the Lessees, to the extent Fairly Disclosed.
2.	Solar Energy Any fluctuations in the income of the solar panels, to the extent Fairly Disclosed.
3.
ABC Settlement Letter
All due diligence items included in the document “ABC Westland: Summary of Due Diligence Findings” prepared by Hines Netherlands of 10 February 2019, as attached hereto as Annex 1.

Annex 1 to Schedule 12 – ABC Westland: Summary of Due Diligence Findings

Schedule 13    – AGREED COSTS

Schedule 14    – DISCLOSURE LETTER

Schedule 15    – SDE GRANT FORMS

Schedule 16    – OUTSTANDING LEASE ITEMS

Schedule 17    – DEED OF CONTRACT TAKEOVER WITKAMP